FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

THE REPUBLIC OF ITALY
(Name of Registrant)

The Republic of Italy	0000052782
Exact name of registrant as specified in charter	Registrant CIK Number
Form 18-K/A Amendment No. 5 to the Annual Report of the Republic of Italy for the year end December 31, 2002	Registration Statement No. 333-111482
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Skadden, Arps, Slate, Meagher & Flom (UK) LLP

Name of Person Filing the Document (If other than the Registrant)

Name and address of Authorized Agent of the Registrant in the United States to receive notices and communications from the Securities and Exchange Commission:

THE HONORABLE SERGIO VENTO
Italian Ambassador to the United States
3000 Whitehaven Street, N.W.
Washington, D.C. 20008

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

RICHARD A. ELY, ESQ
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street,
Canary Wharf
London E14 5DS
England

SIGNATURE

The Registrant has duly caused this Form SE to be signed on its behalf by the undersigned, thereunto duly authorized, in Rome, Italy on September 28, 2004.

REPUBLIC OF ITALY

By: [signature]

Name: Dott.ssa Maria Cannata

Title: Director General – Treasury Department – Directorate II
Ministry of Economy and Finance

EXHIBIT INDEX

Exhibit	Description	Page No.
(c)	The latest annual budget for the Registrant as set forth in the Program Document for 2005-2008 (*Documento di Programmazione Economico-Finanziaria per gli anni 2005-2008*), dated July 29, 2004, filed in paper format under cover of Form SE on September 28, 2004	5

Exhibit (c)

The latest annual budget for the Registrant as set forth in the Program Document for 2005-2008 (*Documento di Programmazione Economico-Finanziaria per gli anni 2005-2008*), dated July 29, 2004, filed in paper format under cover of Form SE on September 28, 2004

Documento di Programmazione Economico Finanziaria

per gli anni 2005-2008

Documento di Programmazione Economico-Finanziaria

Per gli anni 2005-2008

Presentato dal Presidente del Consiglio dei Ministri

Silvio Berlusconi

e

dal Ministro dell'Economia e delle Finanze

Domenico Siniscalco

Deliberato dal Consiglio dei Ministri il 29 luglio 2004

Il Documento di Programmazione Economico e Finanziaria espone gli andamenti dell'economia reale e le dinamiche tendenziali e programmatiche della finanza pubblica.

Questo Documento, scaturito dal confronto collegiale nel Governo e da una consultazione con gli enti locali e le parti sociali, indica una direzione di fondo per la politica economica, quanto più possibile condivisa.

Il Documento è preceduto da una sintesi e diviso in quattro capitoli:
1) L'economia internazionale;
2) L'economia italiana;
3) Le linee guida della politica economica;
4) La politica per la competitività del Mezzogiorno e delle aree sottoutilizzate del Centro Nord.

I contributi ricevuti per la stesura del documento e della prossima Legge Finanziaria sono pubblicati sul sito del Ministero dell'Economia e delle Finanze.

INDICE

Sintesi

I IL CONTESTO INTERNAZIONALE ED EUROPEO

I.1 La Congiuntura Economica e le Previsioni per il 2004
I.2 Le Prospettive di Medio Termine
I.3 I Rischi delle Previsioni

II L'EVOLUZIONE DELL'ECONOMIA ITALIANA

II.1 L'Economia Italiana nel 2004
II.2 La Finanza Pubblica nel 2004
II.3 L'Andamento Tendenziale dell'Economia Italiana nel Medio Periodo 2005-2008
II.4 Il Quadro Tendenziale della Finanza Pubblica 2005-2008

III LE LINEE GUIDA DELLA POLITICA ECONOMICA 2005-2008

III.1 Credibilità, Competitività, Sviluppo
III.2 Il Quadro Macroeconomico Programmatico 2005-2008
III.3 Il Quadro Programmatico di Finanza Pubblica 2005-2008

IV LA POLITICA PER LA COMPETITIVITÀ DEL MEZZOGIORNO E DELLE AREE SOTTOUTILIZZATE DEL CENTRO NORD

IV.1 Le Tendenze Economiche Territoriali
IV.1.1 Il 2004 e il Quadro Tendenziale 2005-2008
IV.1.2 Gli Obiettivi Programmatici
IV.2 Gli strumenti
IV.2.1 La Politica Regionale Comunitaria e Nazionale
IV.2.2 Le Infrastrutture: Progetti Strategici Nazionali e Progetti Regionali
IV.2.3 Rafforzare ancora la Capacità delle Amministrazioni Pubbliche
IV.2.4 Incentivi e Credito

ALLEGATO:
Programma Infrastrutture Strategiche

INDICE DELLE TAVOLE

Tavola I.1 - Variabili Internazionali Rilevanti per l'Italia.

Tavola I.2 - Prezzi Internazionali.

Tavola II.1 - Contributi alla Crescita del PIL.

Tavola II.2 - Conto Economico Risorse e Impieghi a Prezzi 1995.

Tavola II.3 - Valore Aggiunto a Prezzi 1995.

Tavola II.4 - Occupazione (Unità Standard di Lavoro).

Tavola II.5 - Offerta, Domanda di Lavoro e Disoccupazione.

Tavola II.6 - Redditi e retribuzioni per unità di lavoro dipendente

Tavola II.7 - Scostamento delle Previsioni per il 2004.

Tavola II.8 - Conto Economico tendenziale delle Risorse e Impieghi a Prezzi 1995.

Tavola II.9 – Le Previsioni 2004-2005

Tavola II.10 – Quadro Tendenziale: Indicatori Macroeconomici di Medio Termine

Tavola II.11 – Quadro delle Previsioni a Legislazione Vigente. Conto delle Amministrazioni Pubbliche.

Tavola III.1 – Contributi alla Crescita del PIL

Tavola III.2 – Conto Economico delle Risorse e degli Impieghi a prezzi 1995

Tavola III.3 – Quadro Programmatico: Indicatori Macroeconomici di Medio Termine

Tavola III.4 – Quadro Programmatico di Finanza Pubblica

Tavola III.5 – Bilancio Pluriennale Programmatico dello Stato

Tavola IV.1 – Unità Locali per Settore e Dimensioni di Impresa: Centro Nord e Mezzogiorno

Tavola IV.2- Spesa in Conto Capitale nel Mezzogiorno: Impegni Programmatici 2004-2008

INDICE DELLE FIGURE

Figura I.1 - USA, Giappone, Area euro: Crescita del PIL

Figura I.2 – Il Contesto Europeo: PIL Francia, Germania e Italia

Figura I.3 – Due Riprese a Confronto

Figura II.1 – Contributi alla Crescita Congiunturale del PIL.

Figura II.2 - Indice Destagionalizzato della Produzione Industriale.

Figura II.3 – PIL, Consumi Privati e Clima di Fiducia.

Figura III.1 – Pressione Fiscale e Crescita Economica.

Figura IV.1 - Mezzogiorno: Quota Programmatica della Spesa in Conto Capitale della Pubblica Amministrazione e Crescita del PIL.

Figura IV.2 – Aiuti di Stato in Italia e nei Maggiori Paesi Europei.

Figura IV.3 – Impieghi/PIL per le Società non Finanziarie e le Famiglie Produttrici.

SINTESI

Nel corso del 2004, l'economia mondiale ha continuato a rafforzarsi, così da entrare in una delle fasi più brillanti dell'ultimo ventennio. Questa ripresa in atto soprattutto negli Stati Uniti ed in Asia, arriva in Europa e in Italia con ritardo ed attenuata.

L'area dell'euro è l'unica ancora divergente ed, in particolare, il gruppo dei tre grandi paesi dell'Europa continentale - Francia, Germania, Italia - soffrono da oltre trenta mesi una situazione di debolezza. Sebbene i primi segnali di ripresa si vadano consolidando, lo sviluppo è insufficiente, limitato come è per il 2004 all'1,2 per cento e per l'anno successivo al 2,1 per cento. Una ripresa, anche rispetto al ciclo precedente, inadeguata.

Per i tre grandi paesi dell'Europa continentale questo mancato sviluppo, che ha conseguenze negative sui bilanci dei cittadini, sui conti delle aziende e sulle finanze pubbliche, non trova spiegazione solo nell'avversa congiuntura. Le economie di Francia, Germania, e Italia sembrano cadute in una sorta di trappola della bassa crescita, per causa del loro crescente divario strutturale nei confronti di quelle più dinamiche e per un gioco inverso di aspettative e comportamenti.

Minor innovazione, minore produttività, minori ore lavorate per addetto, minor tasso di partecipazione, minor competitività tengono bloccate le nostre economie e spiegano il loro differenziale negativo in termini di crescita reale e potenziale.

Anche nel 2003, malgrado una crescita dello 0,3 per cento, i conti pubblici italiani sono stati gestiti nel rispetto dei parametri del Patto di Stabilità: l'indebitamento è restato al 2,4 per cento del PIL e il debito è sceso al 106,2 per cento, con una riduzione di due punti rispetto al 2002.

Nel luglio del 2004, constatato il deterioramento dei conti rispetto alle previsioni e l'avvicinamento al limite del 3 per cento nel rapporto deficit/PIL, è stata presentata una manovra correttiva per 0,6 punti, pari a 7,5 miliardi di euro. A partire dal 2005, il deficit tendenziale si assesta al 4,4 per cento e si riduce poi lievemente per il venir

meno delle misure una tantum, adottate negli anni di maggiore difficoltà. Si richiede quindi una correzione strutturale dell'ordine di 1,7 punti percentuali del PIL, giovandosi così il più possibile della ripresa internazionale.

Se questa fase dell'economia italiana fosse affrontata solo con un aggiustamento dei conti pubblici si darebbe una risposta inadeguata. Come se una impresa pretendesse di risolvere le proprie difficoltà limitandosi a tagli di costi e investimenti, però trascurando le ragioni della mancata crescita. Con l'aggravio che una minore crescita frenerebbe anche quel risanamento delle grandezze di finanza pubblica appunto espresse in rapporto al PIL.

Pertanto, la politica economica accorderà il risanamento finanziario con l'accelerazione della crescita, come richiede questa fase.

Se questa diagnosi è condivisa, occorre una scossa per uscire dalla trappola della bassa crescita. Occorre riavviare un modello di sviluppo basato sui punti di forza dell'Italia, negli ultimi dieci anni sempre più sbiaditi. Per questo, il Documento indica tre direttrici per la politica economica, esposte qui di seguito nel loro ordine logico:

i) una correzione strutturale dei conti;

ii) un rilancio della crescita;

iii) una riduzione del debito sostenibile che accresca la credibilità della politica finanziaria.

L'aggiustamento necessario per riportare il deficit dal 4,4 per cento al 2,7 per cento nel 2005 è poco meno di due punti di PIL. Per la Pubblica Amministrazione si richiede, dunque, un aggiustamento di circa 24 miliardi.

In base agli accordi con la Commissione e l'Ecofin, non più di un terzo della correzione potrà consistere in misure una tantum, intorno a 7 miliardi di euro. I 17 miliardi di euro di aggiustamento strutturale restanti includono l'eventuale prolungamento delle misure di riduzione della spesa del DL del luglio 2004, e saranno

principalmente concentrate sulla riduzione della spesa corrente. L'aggiustamento corregge il deficit tendenziale, non la situazione attuale.

Ciò detto, è impensabile che queste correzioni strutturali siano indolori. Dunque occorrerà individuare misure economicamente non recessive e socialmente sostenibili. Scuola, Sanità, Sicurezza e Servizi sociali non avranno a risentire della politica economica del Governo che privilegia, anzi, la richiesta di protezione sociale

La prudenza con la quale sono stati valutati i numeri del quadro macroeconomico conferma l'intento di ricercare, attraverso la credibilità, la condivisione del quadro. Qualora le aspettative rispondessero, com'è prevedibile, alla scossa della politica economica sarebbe più che ragionevole attendersi un andamento della crescita anche migliore di quello indicato. Ma in una misura che sarebbe oggi imprudente quantificare.

Per quante strategie economiche elabori il Governo, i risultati dipenderanno, infatti, dall'agire di 60 milioni di persone, libere di scegliere e concorrere così allo sviluppo. E' pertanto necessario il contributo di tutti: cittadini, famiglie, istituzioni, parti sociali, terzo settore, ciascuno nell'ambito dei propri compiti e responsabilità. Dai loro comportamenti dipende il successo del disegno.

La riduzione del debito, infine, è indispensabile per generare appieno la spinta di cui l'economia italiana abbisogna e rinforzarne la credibilità nei mercati finanziari, e non solo. L'avanzo primario dovrà tendere al superamento del 4 per cento nella fase transitoria. Sarà accelerata la politica di privatizzazione degli attivi dello Stato. Si garantirà, in tal modo, il profilo temporale più adeguato alla riduzione del debito.

Le misure di aggiustamento del disavanzo, di sviluppo e di stabile riduzione del debito pubblico costituiscono un inscindibile assieme. Attuarne una senza le altre sarebbe controproducente. Ma un mix di disciplina fiscale e sviluppo costituisce, come è noto, la migliore ricetta per la crescita.

I – IL CONTESTO INTERNAZIONALE ED EUROPEO

I.1 La Congiuntura Economica e le Previsioni per il 2004

La fase di rapida crescita dell'economia globale e del commercio internazionale, iniziata nella seconda metà del 2003, è proseguita anche nei primi mesi di quest'anno. Favorita da politiche monetarie e fiscali fortemente espansive, l'attività economica è stata particolarmente robusta negli Stati Uniti e in Giappone. La crescita è rimasta sostenuta anche in Asia, America Latina ed Europa orientale, Russia compresa. Per contro, stenta a consolidarsi nell'area dell'euro; ostacolata com'è dalla debole domanda interna, dalle rigidità strutturali e dai vincoli della politica monetaria e di bilancio.

Figura I.1 – USA, Giappone, Area euro: Crescita del PIL.

(Variazioni Percentuali sul Trimestre Precedente. Dati Annualizzati).


9,0
8,0
7,0
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
I-03
II-03
III-03
IV-03
I-04
USA
Giappone
Area euro

Fonte: Eurostat e statistiche nazionali.

Un ulteriore elemento positivo nella congiuntura mondiale è che le recenti tensioni sui prezzi delle materie prime, e soprattutto di quelli petroliferi, non siano state giudicate allarmanti dalla *Federal Reserve*. La svolta nella politica monetaria americana si preannuncia comunque graduale nel prossimo futuro.

Gli Stati Uniti

Negli ultimi sei mesi la crescita del PIL americano, in termini annualizzati, è stata pari al 4 per cento e ha riguardato tutte le componenti della domanda. Quel settore manifatturiero che fino a qualche tempo fa era ancora in difficoltà appare nuovamente in crescita. E' ormai avviato un auto-alimentarsi della crescita, dopo che l'economia americana ha ricominciato a generare posti di lavoro in grande quantità (circa un milione negli ultimi tre mesi). Era stata proprio la mancata ripresa dell'occupazione a sollevare il timore che la crescita dei consumi potesse altrimenti esaurirsi in breve tempo. Con la ripresa dell'occupazione si confermano dunque le attese di un robusto tasso di sviluppo, almeno per tutto il resto dell'anno. Nel 2004 la crescita del PIL è stimata pari al 4,6 per cento, in netta accelerazione rispetto al 3,1 per cento del 2003.

Benché l'economia americana stia crescendo ad un tasso maggiore di quello potenziale, l'inflazione rimane sotto controllo. Gli incrementi della produttività e la moderata dinamica salariale sono riusciti finora a controbilanciare l'aumento dei prezzi delle materie prime e del petrolio. I tassi d'interesse si mantengono sui livelli più bassi degli ultimi cinquant'anni.

Il Giappone

Dopo anni di ristagno, l'economia giapponese è cresciuta ad un tasso annuo superiore al 6 per cento negli ultimi due trimestri; anche per il secondo trimestre del 2004 si prevede un tasso di sviluppo elevato. La crescita è trainata dalle esportazioni, in aumento del 15 per cento nel primo trimestre, che trovano negli Stati Uniti e negli altri paesi asiatici i loro principali mercati. Ma l'elemento nuovo dell'attuale congiuntura giapponese è la ripresa dei consumi privati con un aumento di oltre il 4 per cento negli ultimi due trimestri. Dopo anni di privazioni causati dagli effetti della bolla speculativa ed il tramonto del concetto di "occupazione a vita", il consumatore giapponese ha ritrovato la voglia di spendere, anche in beni voluttuari. La ripresa quindi può dirsi più solida di quelle troppo effimere generate nel passato solo da massicce dosi di spesa pubblica. E' notevolmente migliorato il clima di fiducia e la propensione ai consumi. Il tasso di disoccupazione rimane tuttavia elevato per gli *standard* giapponesi e la dinamica salariale molto contenuta.

Le spinte deflazionistiche si sono in effetti ridotte, ma i prezzi al consumo continuano a diminuire. In queste condizioni, la politica monetaria rimane fortemente espansiva anche al fine di continuare il miglioramento della gestione delle sofferenze bancarie. Per l'anno in corso si prevede un tasso di crescita del PIL intorno al 3 per cento.

La Cina e l'India

Il contributo della Cina alla congiuntura mondiale continua ad essere importante, nonostante il tentativo in atto di frenare la crescita con una politica economica meno espansiva così da riassorbire alcuni squilibri settoriali. Nel 2003, gli investimenti sono velocemente aumentati, fino a rappresentare il 47 per cento del PIL; il credito bancario è cresciuto del 21 per cento.

I risultati della nuova politica appaiono però evidenti già dalle stime di crescita cinese per l'anno in corso. Nel 2004, l'economia del paese asiatico dovrebbe, infatti, registrare una crescita dell'8 per cento, inferiore al 9,1 per cento del 2003.

Altrettanto robusta appare la crescita del PIL dell'India, stimato in aumento del 7 per cento nel 2004, in linea con il risultato del 2003.

L'Area Euro

La crescita annua del PIL è stata pari al 2,4 per cento nel primo trimestre, superiore alle attese. Tuttavia le incertezze ancora in corso sull'andamento del mercato del lavoro e dell'inflazione, che ha oltrepassato la soglia del 2 per cento, incidono sui comportamenti delle famiglie europee. Esse esprimono livelli di consumo relativamente bassi suscitando qualche apprensione sulla solidità della ripresa. Le imprese dell'area si mostrano più ottimiste sulle prospettive di medio periodo e la produzione industriale è in progressivo miglioramento.

Nel primo trimestre di quest'anno la crescita del PIL in Francia è stata del 3,2 per cento e le previsioni confortano l'ipotesi di una crescita del PIL 2004 superiore alle stime ufficiali.

Figura I.2 – Il Contesto Europeo: PIL Francia, Germania e Italia.
(Variazioni Percentuali sul Trimestre Precedente. Dati Annualizzati).


3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
-0,5
-1,0
-1,5
I-03
II-03
III-03
IV-03
I-04
Francia
Germania
Italia

Fonte: Eurostat e statistiche nazionali.

Più debole appare invece la ripresa tedesca, trascinata esclusivamente dalle esportazioni. I consumi risentono dell'elevato tasso di disoccupazione e delle incertezze introdotte dalle, pure lì inevitabili, riforme strutturali.

Le previsioni di consenso per l'intero 2004 indicano un tasso di crescita dell'1,7 e 1,4 per cento rispettivamente per Francia e Germania. Il PIL dell'intera area dell'euro nello stesso periodo dovrebbe raggiungere l'1,6 per cento di crescita. Nell'Unione Europea allargata a 25 paesi, l'aumento del PIL è previsto al 2,1 per cento grazie al contributo dei nuovi Paesi membri.

L'Economia Mondiale, il Commercio e i Prezzi

Nel 2003 il tasso di crescita del PIL mondiale è stato il più elevato da tre anni, con una crescita del 3,5 per cento. Ha proseguito ancora ad accelerare nel primo trimestre 2004.

Va però sottolineato come l'attuale fase di ripresa negli USA sia in linea con quella del ciclo precedente e anche la *performance* del Giappone sia decisamente migliore di quella della prima metà degli anni Novanta. E' invece purtroppo evidente il

ritardo della UE, non solo rispetto agli altri Paesi OCSE, ma anche in confronto alla crescita del ciclo precedente.

Figura I.3 – Due Riprese a Confronto.


USA
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Espansione da I-91
Espansione da III-01
Trimestri
ASIA
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Espansione da II-98
Espansione da III-01
Trimestri
GIAPPONE
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Espansione da IV-1992
Espansione da I-2002
Trimestri
AREA EURO
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Espansione da II-93
Espansione da IV-01
Trimestri

Fonte: Dati OCSE.

Sostenuto dalla forte crescita dell'economia mondiale, il commercio internazionale dovrebbe aumentare dell'8,6 per cento nel 2004. Il prezzo del petrolio si attesta intorno ai 34 dollari al barile, dopo aver sfiorato i 40 dollari nei primi mesi dell'anno. Per i prezzi delle materie prime non energetiche, in dollari, e per quelli dei manufatti misurati in valuta nazionale si prevedono incrementi rispettivamente del 15 e del 3 per cento.

I.2 Le Prospettive di Medio Termine

In linea con le previsioni dei principali organismi internazionali, l'economia mondiale continuerà a crescere a ritmi sostenuti anche nei prossimi anni. Nel 2005 è

previsto solo un leggero rallentamento dovuto alla minore crescita degli Stati Uniti per effetto del graduale inasprimento della politica monetaria. Anche per la Cina, che dovrebbe scontare gli effetti di un graduale inasprimento della politica monetaria, è stata recepita l'ipotesi di un leggero rallentamento della crescita. Invece l'area dell'euro dovrebbe beneficiare di una significativa accelerazione del tasso di crescita, dall'1,7 per cento previsto per quest'anno al 2,4 per cento nel 2005.

Per gli anni successivi si prevede un ulteriore, lieve rallentamento dell'economia globale, entrata ormai nella fase matura del ciclo. Pertanto nel periodo 2006-2008, la crescita degli Stati Uniti dovrebbe aggirarsi poco sopra il 3 per cento, quella del Giappone intorno all'1 per cento e quella europea circa al 2,5 per cento; senza considerare gli effetti di eventuali politiche di bilancio.

Dopo le accelerazioni del 2004-2005, il commercio mondiale, riflettendo l'andamento della crescita dell'attività economica, dovrebbe stabilizzarsi su tassi vicini all'8 per cento.

Nell'arco di tempo considerato non si prevedono spinte inflazionistiche; il prezzo del petrolio dovrebbe scendere gradualmente e quelli delle altre materie prime non energetiche e dei manufatti accrescersi a ritmi contenuti.

Tavola I.1 – Variabili Internazionali Rilevanti per l'Italia.

(Variazioni Percentuali).

	2003	2004	2005	2006	2007	2008
PIL						
- PAESI INDUSTRIALIZZATI	2,0	3,4	3,3	2,8	2,8	2,8
- USA	3,1	4,6	3,7	3,3	3,3	3,3
- GIAPPONE	2,5	3,0	2,8	1,1	0,9	0,9
- UEM (12 paesi)	0,5	1,7	2,4	2,4	2,4	2,4
- FRANCIA	0,5	1,7	2,6	2,7	2,6	2,4
- GERMANIA	-0,1	1,4	2,1	2,3	2,3	2,3
- REGNO UNITO	2,2	3,0	2,7	2,4	2,3	2,2
- SPAGNA	2,4	2,9	3,3	2,5	2,4	2,5
- MONDO escluso UE	4,0	5,0	4,7	4,3	4,5	4,5
- MONDO	3,5	4,6	4,4	4,1	4,1	4,1
COMMERCIO MONDIALE	4,5	8,6	10,2	8,0	8,0	7,8

Fonte: Elaborazioni e stime su dati OCSE, FMI, Commissione Europea e statistiche nazionali.

Tavola I. 2 – Prezzi Internazionali.
(Variazioni Percentuali).

	2003	2004	2005	2006	2007	2008
- PETROLIO cif (dollari/barile)	28,8	34,0	32,0	30,0	28,5	28,5
- ENERGETICI						
- in dollari	15,2	18,1	-5,9	-6,3	-5,0	0,0
- in euro	-3,7	9,4	-5,1	-6,3	-5,0	0,0
- ALTRE MATERIE PRIME						
- in dollari	15,4	15,2	5,5	3,3	2,3	2,3
- in euro	-3,6	6,8	6,4	3,3	2,3	2,3
- MANUFATTI						
- in valute nazionali	4,2	3,2	1,5	1,5	1,5	1,5
- in euro (per l'Italia)	-1,6	2,0	1,7	1,5	1,5	1,5

Fonte: Elaborazioni e stime su dati OCSE, FMI, Commissione Europea.

I.3 I Rischi delle Previsioni

Da molti anni le prospettive per una crescita sostenuta e bilanciata dell'economia mondiale non erano così favorevoli. Vanno tuttavia ricordati due generi di rischi che potrebbero ostacolare questo scenario positivo.

Anzitutto l'eventualità di un rallentamento della crescita negli Stati Uniti per effetto di politiche monetarie e fiscali troppo restrittive, indotte dalla necessità di riassorbire il saldo della bilancia commerciale e i disavanzi del bilancio pubblico. In secondo luogo si potrebbe verificare una decelerazione del tasso di sviluppo del Giappone per effetto dell'indebolimento della domanda interna e delle esportazioni. Infine, un ulteriore rischio potrebbe derivare da un troppo rapido ridimensionamento della crescita cinese, qualora non si verificasse l'atterraggio morbido auspicato dalle autorità di Pechino. A soffrirne sarebbero le economie dell'Asia e il delicato meccanismo di finanziamento dei deficit degli Stati Uniti.

Nella seconda tipologia di rischio rientra l'aggravarsi della situazione geo-politica in Medio-Oriente. L'inasprimento del clima politico potrebbe aumentare l'avversione al rischio di famiglie ed imprese e spingere in alto il prezzo del petrolio. Tale aumento generando inflazione si rifletterebbe sulla crescita del PIL delle economie industrializzate, sia per l'anno in corso che per gli anni successivi.

Nell'insieme va tuttavia ribadito che lo scenario economico internazionale permane straordinariamente favorevole e garantisce all'Europa e all'Italia le migliori condizioni per favore la propria ripresa.

II – L'EVOLUZIONE DELL'ECONOMIA ITALIANA

II.1 L'Economia Italiana nel 2004

Gli Sviluppi Recenti

Dopo la battuta d'arresto avvenuta alla fine dell'anno scorso, l'economia italiana è tornata a crescere nel primo trimestre del 2004 con un incremento del PIL pari allo 0,4 per cento. Il contributo maggiore alla crescita è stato fornito dai consumi privati, aumentati dello 0,8 per cento, il tasso più elevato dall'inizio del 2000. Ma sensibile è anche l'inversione di tendenza nella spesa per investimenti, cresciuta del 2,5 per cento dopo quattro trimestri di costante declino. Il contributo del settore estero è rimasto negativo, seppur ridimensionato rispetto al trimestre precedente che aveva sottratto 0,5 punti percentuali alla crescita del PIL. Quest'ultima, tanto più significativa in quanto avviene nonostante una riduzione delle scorte dello 0,4 per cento. Il livello della domanda finale risulterà più in linea al livello della produzione e quindi ogni suo incremento potrà tradursi in immediata crescita.

Figura II.1 – Contributi alla Crescita Congiunturale del PIL.


Consumi
0,6
0,5
0,4
0,3
0,2
0,1
0,0
-0,1
2003-I
2003-II
2003-III
2003-IV
2004-I
Investimenti
0,7
0,5
0,3
0,1
-0,1
-0,3
-0,5
-0,7
-0,9
-1,1
2003-I
2003-II
2003-III
2003-IV
2004-I
Esportazioni nette
1,20
1,00
0,80
0,60
0,40
0,20
0,00
-0,20
-0,40
-0,60
-0,80
2003-I
2003-II
2003-III
2003-IV
2004-I
Scorte
1,5
1,0
0,5
0,0
-0,5
-1,0
-1,5
2003-I
2003-II
2003-III
2003-IV
2004-I

Fonte: Elaborazioni dati Istat.

Gli indicatori congiunturali disponibili segnalano una prosecuzione della ripresa dell'economia italiana anche nel secondo trimestre. L'indice destagionalizzato della produzione industriale, che aveva registrato una contrazione congiunturale dello 0,4 per cento nel primo trimestre del 2004, è aumentato dello 0,3 per cento nel bimestre aprile-maggio, grazie soprattutto al buon andamento dei settori dei beni di consumo e intermedi. Questo aumento interrompe una tendenza negativa in atto da alcuni mesi ed è stato favorito, anzitutto, dal ritorno delle scorte a livelli normali. Anche il fatturato ha registrato un andamento positivo nel mese di aprile, con un aumento del 3,6 per cento rispetto al mese precedente; la crescita è stata più forte sul mercato interno che su quello estero.

Figura II.2 – Indice Destagionalizzato della Produzione Industriale.


100
99
98
97
96
95
apr-02
giu-02
ago-02
ott-02
dic-02
feb-03
apr-03
giu-03
ago-03
ott-03
dic-03
feb-04
apr-04
Indice mensile
Indice mensile: media mobile a tre termini

Fonte: Istat.

La ripresa del mercato interno è confermata dall'incremento delle vendite di autovetture, cresciute nel periodo aprile-maggio del 12 per cento, rispetto allo stesso periodo dell'anno precedente.

Le Previsioni per il 2004

Considerati gli incoraggianti segnali di ripresa dell'attività interna e il positivo andamento dell'economia mondiale, la crescita dell'Italia nel 2004 è stimata all'1,4 per cento. Un valore in lieve miglioramento rispetto alle previsioni della scorsa primavera. Mettendo in conto gli effetti della manovra correttiva di bilancio pari a 7,5 miliardi di

euro, la nuova stima di crescita si riduce, pertanto, all'1,2 per cento; in linea con le ultime previsioni del Fondo Monetario e della Commissione Europea. Questa stima è da ritenersi prudente.

Tavola II.1 – Contributi alla Crescita del PIL.

	2003	2004
PIL (a)	0,3	1,2
CONTRIBUTI ALLA CRESCITA (b)		
DOMANDA FINALE	0,7	1,4
- investimenti	-0,5	0,4
- spesa delle famiglie	0,8	0,9
- spesa delle P.A. e I.S.P.	0,4	0,1
SCORTE	0,5	0,0
ESPORTAZIONI NETTE	-0,9	-0,2

(a) Variazioni percentuali sull'anno precedente.
(b) Valori percentuali.

Lo stimolo maggiore alla crescita dell'economia italiana dovrebbe provenire dalla domanda interna. Una volta superata l'inattesa flessione del quarto trimestre 2003, i consumi privati dovrebbero continuare a crescere, alimentati dall'incremento del reddito disponibile e della ricchezza finanziaria e immobiliare delle famiglie.

Trainata dalla ripresa dei consumi e delle esportazioni, proseguirebbe anche la crescita degli investimenti. Dopo la prolungata flessione registrata nel 2003, si stima un incremento dell'1,9 per cento. Per contro, ci si attende un qualche inevitabile ridimensionamento del tasso di investimenti nelle costruzioni, a causa del graduale esaurirsi del ciclo della edilizia residenziale.

La vigorosa ripresa economica internazionale favorirebbe a sua volta il rilancio delle esportazioni dopo la flessione del biennio 2002-2003. Il settore estero, tuttavia, continuerebbe a dare, per il terzo anno consecutivo, un apporto negativo alla crescita, seppure ridotto dal -0,9 per cento del 2003 al -0,2 per cento del 2004. Il saldo corrente della bilancia dei pagamenti, pur in miglioramento, risulterebbe ancora negativo dell'1,3 per cento in rapporto al PIL, contro l'1,5 per cento del 2003.

Tavola II.2 – Conto Economico Risorse e Impieghi a Prezzi 1995.

(Variazioni Percentuali)

	2003	2004
PIL ai prezzi di mercato	0,3	1,2
Importazioni di beni e servizi	-0,6	3,1
TOTALE RISORSE	0,1	1,6
Consumi finali nazionali	1,5	1,3
- spesa delle famiglie residenti	1,3	1,5
- spesa della P. A. e I.S.P	2,2	0,8
Investimenti fissi lordi	-2,1	1,9
- macchinari, attrezzature e vari	-4,9	2,3
- costruzioni	1,8	1,4
DOMANDA FINALE	0,7	1,5
Variazione delle scorte e oggetti di valore (*)	0,5	0,0
IMPIEGHI (incluse le scorte)	1,2	1,4
Esportazioni di beni e servizi	-3,9	2,2
TOTALE IMPIEGHI	0,1	1,6

(*) I dati in percentuale misurano il contributo alla crescita del PIL.

Dal lato dell'offerta, l'industria in senso stretto, beneficiando della ripresa delle esportazioni, si avvia a registrare un aumento, in termini di valore aggiunto, del 2,0 per cento rispetto alla contrazione dell'1 per cento nell'anno precedente. Peraltro, la crescita del settore delle costruzioni si stima in rallentamento, dal 2,5 per cento del 2003 allo 0,9 per cento. Inoltre, il valore aggiunto nel settore dei servizi salirà prevedibilmente dallo 0,6 per cento all'1,1 per cento.

Tavola II.3 – Valore Aggiunto a Prezzi 1995.

(Variazioni Percentuali).

	2003	2004
Agricoltura	-5,7	1,5
Industria	-0,4	1,8
in senso stretto	-1,0	2,0
costruzioni	2,5	0,9
Servizi	0,6	1,1
privati (*)	0,6	1,4
pubblici (**)	0,6	0,1
INTERA ECONOMIA	0,2	1,3

(*) Include commercio, alberghi, trasporti, comunicazioni, intermediazione creditizia, servizi vari ad imprese e famiglie.
(**) Include Pubblica Amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie.

Anche nel 2004 la crescita dell'occupazione continuerà ad essere positiva con un incremento dello 0,4 per cento. I nuovi posti di lavoro saranno creati prevalentemente nel settore dei servizi privati e delle costruzioni.

Tavola II.4 – Occupazione (Unità Standard di Lavoro).

(Variazioni Percentuali).

	2003	2004
Agricoltura	-3,7	-3,0
Industria	0,5	0,1
in senso stretto	-0,3	-0,2
costruzioni	2,9	1,0
Servizi	0,8	0,7
privati(*)	1,5	1,5
pubblici(**)	-0,4	-0,5
INTERA ECONOMIA	0,4	0,4

(*) Include commercio, alberghi, trasporti, comunicazioni, intermediazione creditizia, servizi vari ad imprese e famiglie.
(**) Include Pubblica Amministrazione, istruzione, sanità, altri servizi pubblici, servizi domestici presso le famiglie.

In presenza di un lieve rallentamento dell'offerta di lavoro, il tasso di disoccupazione si stabilizzerebbe all'8,7 per cento, poco al di sotto alla media europea.

Tavola II.5 – Offerta, Domanda di Lavoro e Disoccupazione.

(Variazioni Percentuali).

	2003	2004
Forze di lavoro	0,7	0,6
Occupati	1,0	0,7
Disoccupati	-3,1	0,5
Tasso di disoccupazione	8,7	8,7
Tasso di occupazione (15-64 anni)	56,0	56,6

Fonte: Elaborazioni e stime su dati ISTAT, Rilevazione trimestrale delle forze di lavoro.

Le retribuzioni lorde pro-capite registrerebbero un aumento del 2,7 per cento. Il costo del lavoro per unità di prodotto, giovandosi del forte recupero di produttività, segnerà una crescita pari al 2 per cento, dimezzata rispetto al 2003.

Tavola II.6 - Redditi e retribuzioni per unità di lavoro dipendente

(Variazioni Percentuali).

	2003	2004
Costo del lavoro per dipendente		
Industria in senso stretto	3,0	3,1
Servizi	4,0	2,7
Intera economia	3,8	2,9
Retribuzioni lorde per dipendente		
Industria in senso stretto	2,8	3,0
Servizi	3,4	2,6
Intera economia	3,2	2,7
Oneri sociali (1)		
Industria in senso stretto	43,6	43,8
Servizi	36,5	36,6
Intera economia	38,2	38,4
Costo del lavoro per unità di prodotto (CLUP) (2)		
Industria in senso stretto	3,7	0,9
Servizi	4,2	2,4
Intera economia	4,0	2,0

1) In percentuale delle retribuzioni lorde.
2) CLUP calcolato sul valore aggiunto ai prezzi base e, per l'intera economia, sul PIL.

A fronte degli andamenti salariali descritti e sulla base delle esogene internazionali assunte, l'inflazione al consumo, misurata sull'indice dei prezzi al consumo per le famiglie di operai e impiegati, al netto dei consumi di tabacchi, si porterebbe in via tendenziale verso il 2 per cento.

Figura II.3 –PIL, Consumi Privati e Clima di Fiducia.

(variazioni congiunturali annualizzate; indice 1980=100)


11 settembre
Guerra in Irak
Parmalat
2000-I
2000-II
2000-III
2000-IV
2001-I
2001-II
2001-III
2001-IV
2002-I
2002-II
2002-III
2002-IV
2003-I
2003-II
2003-III
2003-IV
2004-I
PIL
consumi privati
Indice Fiducia Consumatori

Fonte: ISTAT e ISAE.

In conclusione, tutti gli elementi disponibili confortano l'esistenza di una graduale ripresa in atto che trova nei consumi il suo punto di forza e che tende a consolidarsi. Tanto che, malgrado il clima di fiducia rimanga a livelli storici molto bassi, è ragionevole attendersi una discreta tenuta dei consumi tale da alimentare la ripresa. Essa permane tuttavia insufficiente ad imprimere una decisa accelerazione alla crescita, come quella necessaria a centrare gli obiettivi di Lisbona.

Il Confronto con le Previsioni del DPEF 2004-2007

Rispetto agli obiettivi indicati nel DPEF dello scorso anno, la stima della crescita del prodotto interno lordo per il 2004 è stata rivista al ribasso dal 2,0 all'1,2 per cento. La crescita pari a zero del quarto trimestre dello scorso anno ha prodotto un effetto statistico di "trascinamento" molto forte che abbassa notevolmente la media del 2004, malgrado sia rimasto invariato il profilo della crescita in corso d'anno.

Considerata la revisione al ribasso della crescita, l'aumento dell'occupazione risulterà lievemente inferiore a quanto previsto: il tasso di disoccupazione si attesterà

all'8,7 per cento nel 2004, invece che l'8,5 per cento indicato dal DPEF dell'anno scorso.

Tavola II.7 – Scostamento delle Previsioni per il 2004.

	DPEF 2004-2007	DPEF 2005-2008
Tasso di crescita del PIL reale	2,0	1,2
Tasso di inflazione	1,7*	2,1**
Tassi forward dei BOT a 12 mesi ***	2,80	2,75
Tassi di crescita dell'occupazione (unità di lavoro)	0,8	0,4
Tasso di disoccupazione (in percentuale della forza lavoro)	8,5	8,7
Tasso di occupazione (tasso specifico età 15-64 anni)	56,9	56,6

(*) Inflazione programmata.
(**) Inflazione stimata, indice ISTAT-FOI.
(***) Fine anno.

II.2 La Finanza Pubblica nel 2004

Nel Documento di Programmazione dello scorso anno il Governo indicava nell'1,8 per cento del PIL l'obiettivo di indebitamento per il 2004, correlato ad una ipotesi di crescita del 2 per cento. Per conseguire un tale obiettivo il Governo approntava una manovra correttiva, dell'ordine dell'1 per cento del PIL, la cui composizione teneva conto della difficile congiuntura, affiancando a misure *una tantum* provvedimenti di riduzione strutturale della spesa.

La revisione della previsione di crescita per sette decimi di punto rispetto a quanto stimato in precedenza imponeva nella Relazione Previsionale e Programmatica di ricollocare il rapporto dell'indebitamento netto al 2,9 per cento del PIL. La nuova stima assumeva la complessiva valenza della manovra finanziaria per il 2004, il puntuale rispetto del Patto di Stabilità Interno da parte degli enti territoriali, la realizzazione del programma di alienazione degli immobili e una rigorosa gestione della spesa corrente.

I conti pubblici nella prima parte dell'anno evidenziavano, peraltro, un andamento non coerente con l'evoluzione stimata per effetto della dinamica espansiva in alcuni comparti della spesa.

Il Governo, impegnato a mantenere per l'anno in corso il deficit al di sotto della soglia del 3 per cento, volontà fermamente espressa anche in sede europea, provvedeva allora ad assumere, con decretazione d'urgenza, le necessarie misure di correzione dei saldi di finanza pubblica. Già nel corso del mese di giugno, a contenimento della spesa farmaceutica in forte crescita rispetto allo scorso anno, era intervenuto, secondo quanto previsto nella Legge Finanziaria per l'anno in corso, disponendo con il D.L. 156/2004 che i maggiori oneri rispetto al tetto previsto fossero posti a carico delle aziende farmaceutiche nella proporzione del 60 per cento e delle Regioni del 40 per cento.

Le misure adottate con il D.L. n. 168 nel mese di luglio producono una riduzione del deficit per l'anno in corso di circa 6 decimi di punto percentuale. Gli interventi sono incentrati prevalentemente dal lato della spesa e prevedono una razionalizzazione del piano degli incentivi e dei trasferimenti alle imprese private e pubbliche, il potenziamento dell'attività di centralizzazione degli acquisti da parte della Consip e il controllo stringente della spesa dell'amministrazione centrale, attraverso una contrazione delle autorizzazioni di competenza dei singoli Ministeri. Per gli Enti territoriali, in presenza di criticità manifestate sul fronte della spesa conseguente ai miglioramenti contrattuali del biennio 2002-2003, viene previsto, ai fini del rispetto del Patto di Stabilità Interno, un contenimento delle spese per consumi intermedi cui sono vincolati gli enti inadempienti.

Il complesso delle misure comporta un contenimento del deficit per circa 3,6 miliardi.

A tali interventi si aggiungono provvedimenti che incrementano le entrate tributarie per circa 2 miliardi attraverso la razionalizzazione e omogeneizzazione del regime fiscale relativo alle banche, alle fondazioni e alle assicurazioni, nonché la revisione delle imposte connesse alle compravendite immobiliari, con esclusione della prima casa.

A complemento della manovra il Governo si impegna ad assumere ulteriori provvedimenti amministrativi per circa 2 miliardi.

L'aggiustamento complessivo consente di ricondurre l'indebitamento netto al 2,9 per cento del PIL, livello in linea con quanto indicato nell'Aggiornamento della Relazione Previsionale e Programmatica.

Anche nell'ambito del conto del settore statale, che nel primo semestre del 2004 ha evidenziato un'evoluzione del fabbisogno superiore a quanto registrato nel 2003, la

correzione aggiuntiva unitamente al concentrarsi, nella seconda parte dell'anno, degli effetti finanziari delle misure previste nella manovra finanziaria per il 2004, consente di confermare il fabbisogno dell'anno al livello di circa 62 miliardi, come indicato nella Relazione di Cassa.

Il debito pubblico, sulla base della realizzazione del programma di dismissioni e cessioni di attività per un valore di circa 19,5 miliardi, è atteso collocarsi al 106 per cento del PIL.

II.3 L'Andamento Tendenziale dell'Economia Italiana nel Medio Periodo 2005-2008

Dopo i deludenti risultati del biennio trascorso dovrebbe registrarsi nel 2004 una crescita dell'1,2 per cento in grado di accelerare all'1,9 per cento nel 2005.

Nel triennio 2006-2008 si prospetta una lieve accelerazione dell'economia italiana, con una crescita del PIL intorno al 2 per cento, valore di poco superiore al potenziale di lungo periodo, ma insufficiente per creare abbastanza occupazione e risanare i conti pubblici.

La Crescita nel 2005

Nel 2005 l'economia italiana dovrebbe beneficiare del previsto consolidamento dell'economia mondiale, del rinnovato vigore degli scambi internazionali e della tenuta della domanda interna. In questo scenario l'aumento del PIL è stimato pari all'1,9 per cento.

Tavola II.8 – Conto Economico tendenziale delle Risorse e Impieghi a Prezzi 1995.

(Variazioni Percentuali).

	2003	2004	2005	2006	2007	2008
PIL ai prezzi di mercato	0,3	1,2	1,9	2,0	2,1	2,1
Importazioni di beni e servizi	-0,6	3,1	6,6	6,6	6,5	6,3
TOTALE RISORSE	0,1	1,6	2,9	3,0	3,1	3,1
Consumi finali nazionali	1,5	1,3	1,7	1,9	2,0	2,0
- spesa delle famiglie residenti	1,3	1,5	1,9	2,2	2,3	2,2
- spesa della P. A. e I.S.P	2,2	0,8	1,1	1,1	1,2	1,2
Investimenti fissi lordi	-2,1	1,9	2,9	2,8	2,8	2,9
- macchinari, attrezzature e vari	-4,9	2,3	3,7	3,7	3,6	3,5
- costruzioni	1,8	1,4	1,8	1,6	1,7	2,0
DOMANDA FINALE	0,7	1,5	2,0	2,1	2,2	2,2
Variazione delle scorte e oggetti di valore (*)	0,5	0,0	0,1	0,1	0,1	0,1
IMPIEGHI (incluse le scorte)	1,2	1,4	2,0	2,2	2,3	2,2
Esportazioni di beni e servizi	-3,9	2,2	6,0	5,9	6,0	6,0
TOTALE IMPIEGHI	0,1	1,6	2,9	3,0	3,1	3,1

(*) I dati in percentuale misurano il contributo alla crescita del PIL.

Questa stima è in linea con quelle elaborate dai principali centri di ricerca ed organismi internazionali ed è identica alla stima più aggiornata prodotta dalla Commissione Europea il 5 luglio.

Tavola II.9 – Le Previsioni - 2004-2005

	PIL		Deficit	
	2004	2005	2004	2005
Prometeia (1)	1,1	2,3	-3,2	-3,5
Confindustria (2)	1,3	2,0	-3,0	-3,0
Commissione Europea (3)	1,2	2,1	-3,2	-4,0*
FMI (4)	1,2	2,0	-2,9	-2,8
DPEF (5)	1,2	2,1	-2,9	-2,7

(1) giugno 2004
(2) giugno 2004
(3) aprile 2004
(4) aprile 2004
(5) luglio 2004
** in assenza di interventi*

Dal lato delle componenti interne della domanda, la discesa dell'inflazione, accompagnata da un ritrovato dinamismo del mercato del lavoro, dovrebbe consentire una crescita dei consumi delle famiglie dell'1,9 per cento.

Il 2005 dovrebbe essere caratterizzato da un recupero del 2,9 per cento degli investimenti, favorito dall'andamento della domanda interna, dalla ripresa delle esportazioni, ma soprattutto dalla persistenza di condizioni favorevoli di finanziamento. Questi fattori gioverebbero al consolidarsi di aspettative positive nelle imprese e inoltre gli investimenti nel comparto attrezzature e macchinari, in crescita del 3,7 per cento, beneficerebbero dei migliori margini aziendali e di un maggior grado di utilizzo degli impianti.

Le esportazioni registrerebbero un recupero, sospinte dalla favorevole evoluzione del commercio internazionale, stimato in aumento del 10,2 per cento nel 2005, ma anche dal miglioramento della competitività derivante dalla stabilizzazione del tasso di cambio. Si prevede un'accelerazione dal 2,2 per cento stimato per l'anno in corso al 6 per cento.

Il contributo delle esportazioni nette alla crescita del PIL rimarrebbe tuttavia marginalmente negativo dello 0,2 per cento, a seguito della crescita delle importazioni.

Pur migliorando il saldo di conto corrente della bilancia dei pagamenti dovrebbe rimanere negativo, per gli effetti derivanti dalla caduta delle esportazioni nel biennio 2002-2003, e malgrado l'andamento non penalizzante delle ragioni di scambio.

Dal lato dell'offerta, si stima una crescita del valore aggiunto dell'industria in senso stretto del 2,8 per cento, sostenuta dalla ripresa delle esportazioni e degli investimenti. La crescita dei servizi, 1,7 per cento, sarà sospinta dalla spesa delle famiglie, oltre che dalla ripresa stessa dell'industria.

L'occupazione tornerebbe a crescere a ritmi più sostenuti, 0,7 per cento, ma contenuta dalle esigenze di migliorare la produttività che nell'industria in senso stretto dovrebbe raggiungere il 2,7 per cento.

Pertanto, il tasso di disoccupazione, dopo essere diminuito progressivamente negli ultimi anni, si dovrebbe assestare intorno all'8,6 per cento, scontando una ripresa della dinamica delle forze lavoro, indotta anche dal miglioramento ciclico.

La crescita della produttività, stimando un rallentamento del costo del lavoro dal 2,9 per cento dell'anno in corso al 2,8 per il 2005, consentirà una marcata decelerazione del costo del lavoro per unità di prodotto.

Questa evoluzione favorevole del CLUP dovrebbe compensare l'attesa ripresa dell'inflazione importata, indotta dal permanere di tensioni sui prezzi delle materie prime, in particolare quelle energetiche. In diminuzione rispetto al 2,3 per cento atteso per il 2004, il tasso d'inflazione dovrebbe attestarsi intorno al 2,0 per cento, in linea con la previsione elaborata dalla Commissione Europea.

La Crescita nel Triennio 2006 – 2008

Le previsioni tendenziali a legislazione vigente per il periodo 2006-2008 indicano una crescita del PIL intorno al 2 per cento, inferiore a quella attesa per l'area euro (2,4 per cento).

La spinta proveniente dal ciclo internazionale si attenuerà progressivamente a partire dal 2006, riflettendosi sulla crescita delle esportazioni.

Il rallentamento delle esportazioni rifletterà anche la particolare specializzazione produttiva delle nostre imprese nei settori a medio-basso contenuto tecnologico, nonché i difetti di competitività del nostro sistema produttivo. Il contributo delle esportazioni nette dovrebbe mantenersi, quindi, leggermente negativo per tutto il periodo previsto.

A sostenere la crescita del PIL sarà ancora una volta la domanda interna, in particolare i consumi delle famiglie.

Dal lato della produzione, è attesa una crescita del valore aggiunto nell'industria in senso stretto a ritmi del 2,8 per cento. In linea con essa, la crescita dell'occupazione si attesterebbe intorno allo 0,7 per cento.

Il tasso di disoccupazione nel triennio considerato dovrebbe scendere lentamente, fino all'8,3 per cento nel 2008.

In presenza di impulsi inflazionistici esterni molto limitati, in linea con le ipotesi assunte nel quadro internazionale, e di una dinamica salariale contenuta, coerente con l'andamento della produttività, l'inflazione nella media del triennio dovrebbe mantenersi poco al disotto del 2 per cento.

Tavola II.10 – Quadro Tendenziale: Indicatori Macroeconomici di Medio Termine.
(Variazioni Percentuali).

	2003	2004	2005	2006	2007	2008
Pil reale	0,3	1,2	1,9	2,0	2,1	2,1
deflatore consumi	2,5	2,4	2,2	2,1	2,1	2,1
deflatore PIL	2,9	2,6	2,5	2,2	2,2	2,2
Pil nominale	3,2	3,8	4,4	4,3	4,4	4,3
costo lavoro	3,8	2,9	2,8	2,6	2,6	2,6
produttività (mis.su PIL)	-0,2	0,8	1,2	1,2	1,4	1,4
CLUP (misurato su PIL)	4,0	2,0	1,6	1,4	1,2	1,2
occupazione (ULA)	0,4	0,4	0,7	0,8	0,7	0,7
Tasso di disoccupazione	8,7	8,7	8,6	8,5	8,4	8,3
Tasso di occupazione (15-64 anni)	56,0	56,6	57,3	58,0	58,4	58,9
deflatore importazioni	-0,8	1,1	1,7	1,5	1,5	1,5
commercio internazionale	4,5	8,6	10,2	8,0	8,0	8,5
prezzo del petrolio (1)	28,8	34,0	32,0	30,0	28,5	28,5
saldo corrente bil. pag.	-1,5	-1,3	-1,2	-1,1	-1,1	-1,0
esportazioni nette *	-0,9	-0,2	-0,2	-0,2	-0,2	-0,1
scorte *	0,5	0,0	0,1	0,1	0,1	0,1
domanda nazionale *	0,7	1,4	1,9	2,1	2,2	2,2

(*) Contributi alla crescita del PIL.
(1) Serie OCSE - valori cif.

II.4 Il Quadro Tendenziale di Finanza Pubblica 2005-2008

Il quadro tendenziale di finanza pubblica per gli anni 2005-2008, è stato costruito sulla base della legislazione vigente in relazione all'evoluzione attesa per l'anno 2004. Le singole categorie di spesa e di entrata sono state stimate sulla base delle seguenti ipotesi:

- Le retribuzioni pubbliche sono state valutate incorporando gli effetti correlati al rinnovo del contratto per il biennio 2004-2005 secondo quanto previsto dalla Legge Finanziaria per il 2004, mentre per gli anni successivi, coerentemente con il criterio della legislazione vigente, incorpora solamente gli oneri connessi alla corresponsione dell'indennità di vacanza contrattuale, secondo l'attuale cadenza biennale prevista;
- Il numero dei dipendenti del complesso delle Amministrazioni Pubbliche è ipotizzato sostanzialmente invariato per l'intero periodo previsionale;

- La spesa per consumi intermedi, comprensiva di quella per la sanità, è stata stimata per il 2005 ad un tasso di crescita superiore a quello del PIL nominale e successivamente con una elasticità implicita rispetto al PIL nominale pari ad 1;

- La spesa sanitaria è stata valutata sulla base di un tasso di crescita medio nel periodo 2005-2008 del 3,7 per cento, che tiene conto, oltre che degli indicati criteri previstivi concernenti la spesa del personale, anche dell'evoluzione più recente, nonché degli effetti finanziari correlati alle misure finalizzate al contenimento della spesa per acquisti beni e servizi e farmaceutica adottate con decretazione d'urgenza nel mese di giugno. L'indicato livello medio di crescita risente anche della circostanza che nell'anno 2004 si realizza la corresponsione di rilevanti arretrate contrattuali. L'incidenza sul PIL della spesa sanitaria passa dal 6,3 per cento del 2003 al 6,5 per cento del 2008;

- La spesa per pensioni è stata stimata sulla base di un tasso di variazione medio nel periodo pari a circa il 4,2 per cento, correlato al numero di pensioni di nuova liquidazione, ai tassi di cessazione stimati e alle regole in vigore di rivalutazione delle pensioni in base all'inflazione. In virtù di tali ipotesi, l'incidenza della spesa pensionistica sul PIL è prevista rimanere sostanzialmente invariata per l'intero periodo, collocandosi nel 2008 al 14,2 per cento del PIL. L'insieme delle prestazioni sociali in denaro è stimato attestarsi a fine periodo al 17,1 per cento del PIL, livello inferiore a quello del 2004;

- La spesa per interessi è stata valutata tenendo conto utilizzando i tassi *forward* rilevati dalla struttura per scadenze dei tassi di mercato;

- La spesa in conto capitale è stata stimata in relazione alle nuove autorizzazioni determinate dalle precedenti finanziarie, al loro stato di attuazione e all'entità dei residui. La dinamica della spesa esclude gli interventi di competenza dell'ANAS S.p.A., assunta come impresa esterna al comparto delle Amministrazioni pubbliche;

- Per le aziende di servizio pubblico, Poste Italiane e F.S. si è proiettato un consolidamento della loro situazione economica, con un utile destinato interamente all'autofinanziamento;

- Per le entrate tributarie il gettito è stato stimato scontando il venir meno degli incassi relativi a misure una tantum. In assenza di gettito correlato a misure straordinarie, la pressione fiscale è prevista ridursi nel 2005 di un punto

percentuale attestandosi al 40,8 per cento e mantenersi sostanzialmente costante nel triennio successivo ;

- Per i contributi sociali è stata valutata una crescita con una elasticità media nel periodo dello 0,8 rispetto al PIL, sostanzialmente in linea con i valori storici.

Il profilo delle stime sugli andamenti delle entrate e delle spese delle Amministrazioni pubbliche nel quadriennio 2005-2008, riportate nella tavola seguente, evidenzia il permanere di un rapporto tendenziale deficit/PIL ancora su valori elevati, anche per il venir meno delle misure *una tantum*, per definizione escluse dal quadro tendenziale. L'indebitamento netto tendenziale in rapporto al PIL passa dal 4,4 per cento del 2005 al 4,0 per cento del 2008.

In tale contesto, la dinamica tendenziale del rapporto debito/PIL risulta insoddisfacente. Ma questa, appunto, è la tendenza da correggere con una strategia che coniughi il rigore richiesto dal Patto di Stabilità e Crescita e il necessario rilancio dell'economia, insieme ad azioni mirate di cessioni di attività.

Tavola II.11- Quadro delle Previsioni a Legislazione Vigente: Conto delle Amministrazioni Pubbliche (importi in milioni di euro)

	2003 Consuntivo	2004	2005	2006	2007	2008
ENTRATE						
- Imposte dirette	177.370	181.507	188.000	197.500	205.600	216.400
- Imposte indirette	188.522	196.630	203.500	211.600	219.200	227.300
- Imposte c/capitale	20.204	7.548	350	300	250	200
Totale Entrate tributarie	386.096	385.685	391.850	409.400	425.050	443.900
Contributi sociali	171.028	178.401	184.000	190.200	196.300	203.500
Altre entrate correnti	41.345	42.588	43.000	44.750	47.400	48.000
Entrate c/capitale non tributarie	4.294	7.367	5.000	5.000	4.700	4.900
Totale Entrate	602.763	614.041	623.850	649.350	673.450	700.300
per memoria pressione fiscale	42,8	41,8	40,8	40,8	40,5	40,4
SPESE						
Redditi da lav. dipendente	143.606	152.714	155.800	159.400	162.850	167.000
Consumi intermedi	102.280	103.742	109.800	114.800	119.900	125.000
Pensioni	185.231	193.046	200.500	209.400	217.450	227.280
Altre prestazioni sociali	38.979	41.554	41.700	43.300	44.300	45.720
Altre spese correnti netto	42.113	44.928	47.800	49.350	49.700	50.400
Spese correnti al netto interessi	512.209	535.984	555.600	576.250	594.200	615.400
Interessi passivi	69.291	71.702	74.000	79.700	87.100	94.300
Totale spese correnti	581.500	607.686	629.600	655.950	681.300	709.700
di cui spesa sanitaria	81.324	89.650	92.434	95.644	99.676	103.856
Spese in c/capitale	53.095	47.928	56.900	57.230	56.850	55.200
Totale spese al netto interessi	565.304	583.912	612.500	633.480	651.050	670.600
Totale spese finali	634.595	655.614	686.500	713.180	738.150	764.900
Saldo primario *	37.459	32.129	11.350	15.870	22.400	29.700
	2,9	2,4	0,8	1,1	1,5	1,9
Saldo di parte corrente	-3.235	-8.561	-11.100	-11.900	-12.800	-14.500
	-0,2	-0,6	-0,8	-0,8	-0,8	-0,9
Indebitamento netto *	-31.832	-39.574	-62.650	-63.830	-64.700	-64.600
	-2,4	-2,9	-4,4	-4,3	-4,2	-4,0
Fabbisogno del settore statale	42.681	62.000	83.000	87.900	85.000	96.000
	3,3	4,6	5,9	6,0	5,5	6,0
PIL	1.300.926	1.350.128	1.409.769	1.469.830	1.533.966	1.600.505

(*) I saldi del 2004 scontano l'impatto per 2000 milioni di euro di misure amministrative da adottare.

III - LE LINEE GUIDA DELLA POLITICA ECONOMICA 2005-2008

III.1 Credibilità, Competitività, Sviluppo

Dopo due anni di rallentamento iniziano a manifestarsi nel 2004 anche in Italia i primi segnali di ripresa economica. Mentre la crescita appare ben avviata nel resto nel Mondo, in particolare negli Stati Uniti ed in Asia, essa tarda a consolidarsi nell'area dell'Euro. Nel 2004, pur scontando gli effetti della manovra correttiva di 7,5 miliardi, la crescita italiana è stimata all'1,2 per cento, con un rafforzamento nella seconda metà dell'anno; nel quadriennio 2005-2008 è prevista intorno al 2 per cento. E' in questa fase favorevole che è necessario imprimere una svolta alla politica economica.

Due sono gli obiettivi prioritari dell'azione di Governo: l'aggiustamento strutturale dei conti pubblici che completi la sostituzione delle misure *una tantum* adottate negli anni di difficoltà; l'innalzamento del tasso di crescita reale e potenziale. Questo secondo obiettivo permetterà non solo il perseguimento attivo dei traguardi fissati dall'Unione Europea a Lisbona in materia di occupazione, ricerca, e competitività, ma è essenziale per avviare un circolo virtuoso della finanza pubblica.

Crescita e aggiustamento sono resi compatibili attraverso tre direttrici di intervento integrate:

- una riduzione strutturale del deficit tendenziale;
- un programma di sviluppo che miri ad un miglioramento della competitività ed ad un sostegno dei redditi;
- una accelerazione della riduzione del debito pubblico.

La correzione dei conti pubblici, gli interventi a favore dello sviluppo e le misure di riduzione del debito sono inscindibili: ciascuno senza gli altri potrebbe addirittura avere effetti controproducenti. Solo l'effetto combinato di queste tre direttrici libererà le risorse necessarie a sostenere la crescita, ad aumentare gli investimenti e la competitività ed a correggere in maniera strutturale i conti pubblici.

Per quanto il Governo possa indicare direttrici, elaborare strategie, fornire incentivi alle imprese e sostegno alle famiglie, i risultati della politica economica

dipendono dal comportamento di 60 milioni di persone, libere di scegliere e determinare per questa via lo sviluppo dell'economia. E' necessario lo sforzo di tutti: cittadini, famiglie, istituzioni, parti sociali, ciascuno nell'ambito dei propri compiti e responsabilità all'interno di un quadro di insieme ampiamente condiviso, pur con diverse opinioni, posizioni, interessi.

La Correzione Strutturale dei Conti Pubblici

Nonostante la difficile congiuntura economica negli ultimi anni l'Italia è riuscita a tenere i conti pubblici entro i limiti previsti dai parametri del Trattato di Maastricht: i criteri del Patto di Stabilità sono stati rispettati ed il debito pubblico in rapporto al PIL ha continuato a scendere. In presenza di una crescita debole, tali risultati sono stati raggiunti anche attraverso il ricorso a misure temporanee. Ma proprio adesso che i segnali di ripresa si cominciano a manifestare, diventa opportuno sostituire le *una tantum* con misure permanenti destinate ad aggiustare il deficit, contenere la spesa corrente ed il debito. Rispettando quanto concordato due anni fa in sede europea, nel 2005 due terzi delle misure di correzione saranno di natura strutturale. E nel 2006 le una tantum saranno interamente sostituite.

Gli obiettivi di finanza pubblica non devono limitarsi a mantenere il rapporto deficit/PIL sotto il 3 per cento. Devono includere anche un aumento dell'avanzo primario al 4 per cento del PIL nel 2007. Tale correzione è indispensabile alla riduzione del rapporto debito-PIL al 100 per cento nel 2007 e, quindi, alla sostenibilità del debito pubblico, parametro cruciale per la fiducia dei mercati e la stabilità della finanza pubblica.

Gli interventi di riduzione permanente dal lato della spesa troveranno una base nella reiterazione di alcune misure introdotte con il D.L 168, tra cui la razionalizzazione degli acquisti tramite la Consip e la trasformazione di sussidi a fondo perduto in sgravi fiscali ai nuovi investimenti o prestiti; in coerenza alla volontà del Governo. Nessun taglio sarà effettuato sui capitoli di spesa corrente relativi a Sicurezza, Servizi sociali, Scuola e Sanità. Particolare attenzione verrà prestata al potere d'acquisto.

Il debito pubblico ed il processo che ne causa la crescita sono la vera anomalia dell'economia italiana. Il suo livello, pari al 106,2 per cento del Prodotto interno lordo, è il più alto dell'area euro, dove in media è del 70,5 per cento.

Di riflesso anche il servizio del debito, corrispondente nel 2003 al 5,3 per cento del PIL, è superiore a quello medio dell'area euro, pari al 3,5 per cento. Un onere che è vitale ridurre per offrire più servizi, abbassare le imposte a parità di saldi di bilancio: un eventuale aumento dei tassi d'interesse lo farebbe ancora più gravare sulle risorse necessarie per lo sviluppo dell'Italia.

Al contempo una efficiente gestione del debito pubblico, ovvero delle passività dello Stato, richiede una corretta conoscenza ed allocazione dell'attivo, cioè di quel patrimonio pubblico costituito da cassa, concessioni, immobili, infrastrutture materiali ed immateriali, crediti, partecipazioni azionarie. A tale proposito, quanto è già stato elaborato nell'ambito del Conto patrimoniale delle Amministrazioni pubbliche rivela un valore dell'attivo superiore a quello del passivo, con una quota consistente di attività liquide. La valorizzazione e razionalizzazione del patrimonio pubblico, realizzate con criteri di efficienza ed equità, oltre che finanziari, consentono di introdurre misure temporanee di correzione senza scaricare tutto l'aggiustamento sul bilancio.

Lo Sviluppo

In questa situazione, per l'Italia, come per i grandi Paesi, il mancato sviluppo non è un ciclo avverso, ma una trappola di bassa crescita, con conseguenze negative sui bilanci dei cittadini, sui conti delle aziende e sulle finanze pubbliche. Una trappola purtroppo basata su un crescente divario strutturale nei confronti delle economie più avanzate e dinamiche: minore innovazione, minore produttività, minori ore lavorate per addetto, minor tasso di partecipazione, minor competitività. Questi differenziali negativi si ripercuotono in una minore crescita reale e potenziale, evidenziata dall'andamento deludente della produzione industriale.

Ne consegue che una politica di bilancio che si limiti ad affrontare le difficoltà con tagli e misure finanziarie, aspettando la ripresa, risulterebbe una strategia inefficace. Una politica di soli tagli senza un disegno di sviluppo provocherebbe un violento rallentamento della crescita, vanificando il raggiungimento degli obiettivi di finanza pubblica, tipicamente espressi in percentuale del PIL.

Serve, pertanto, una forte spinta che permetta di uscire dalla trappola della bassa crescita che caratterizza l'economia italiana e che rischia di mutarsi in fenomeno strutturale e non più temporaneo, legato alla congiuntura.

Perciò aumentare il tasso di crescita reale e potenziale è prioritario. Si devono accordare credibilità e sviluppo attraverso interventi strutturali che comprendano riforme economiche e sociali, fiscali e Mezzogiorno.

Una opportunità per lo sviluppo è rappresentata dagli investimenti in infrastrutture, sacrificati in passato al rispetto dei criteri di Maastricht nell'incapacità di realizzare riforme strutturali più profonde. Fra le priorità, il potenziamento di infrastrutture materiali ed immateriali, in particolare la ricerca e l'innovazione tecnologica. Il finanziamento potrà avvenire anche attraverso forme di partecipazione pubblico-privato e attraverso la costituzione di un Fondo Rotativo che offra credito in luogo di sussidio.

E' necessario altresì completare la riforma scolastica in via di attuazione, razionalizzare e rafforzare il sistema universitario con formule diverse di finanziamento che tengano conto della valutazione dell'efficienza e dei risultati.

L'ampiezza degli interventi che si rendono necessari e le difficoltà da superare richiedono la condivisione degli obiettivi fra tutti i soggetti coinvolti: Governo, enti locali, parti sociali. O meglio: Stato, economia e società.

In particolare, è opportuno favorire forme di collaborazione fra Governo e Comuni, Regioni, Province e Comunità montane; nonché, con particolare riferimento ai primi, iniziative volte a contrastare l'evasione fiscale ed il sommerso; così da articolare un coinvolgimento delle Istituzioni locali nell'azione di correzione dei conti pubblici e di rilancio dell'economia. In linea con il Patto di Stabilità Interno e le compatibilità di bilancio, il Governo procederà all'avvio graduale del trasferimento alle Regioni di risorse e beni connessi alle nuove competenze legislative ed amministrative, anche attraverso apposito disegno di legge. Verranno introdotti criteri di flessibilità e di premio per quelle Regioni ed Istituzioni locali che si mostrino meglio amministrate rispetto al Patto di Stabilità Interno, con particolare riferimento al debito ed alla spesa.

Il passaggio dalla lira all'euro ha prodotto un aumento, talvolta incontrollato, dei prezzi. L'obiettivo del Governo è, in vista del rilancio e dell'equità, elevare il potere d'acquisto, favorendo l'assorbimento delle pressioni inflazionistiche verso i livelli medi europei, anche attraverso un'attenta politica basata su un puntuale monitoraggio dei prezzi, su un contenimento dei prezzi amministrati e delle tariffe. Ed a tal fine il Governo è disponibile all'apertura di un confronto negoziale con le parti sociali per approfondire le dinamiche alla base dei meccanismi di formazione dei prezzi.

Cruciale è il ruolo del Terzo Settore al fine di completare, secondo principi di sussidiarietà, l'azione del Governo: sei milioni di persone vi si impegnano. Costituiscono una risorsa irrinunciabile. Perciò la politica economica farà il possibile per rendere la loro funzione ancora più rilevante. Ugualmente attenta sarà, nell'ottica delle pari opportunità, l'azione del Governo per , misure di conciliazione famiglia-lavoro, per i servizi e la tutela dell'infanzia, per il sostegno alla natalità e ai soggetti deboli, anche attraverso il servizio civile.

Il Governo intende migliorare la strategia volta a rendere più incisive le politiche per il Sud. In particolare, verrà favorita la realizzazione di infrastrutture nei settori dei trasporti, dell'energia, delle reti idriche ed energetiche, delle telecomunicazioni. Dal lato delle infrastrutture immateriali, verranno incrementati gli investimenti in ricerca, innovazione e formazione. Permane come obiettivo prioritario la valorizzazione dell'ambiente, delle risorse artistiche, culturali e turistiche del Mezzogiorno, soprattutto con riferimento al mercato internazionale e anche utilizzando le ICT.

Il Governo intende, altresì, studiare l'introduzione di formule di fiscalità per lo sviluppo per le aree meridionali e per le aree economicamente più deboli del Centro Nord e per le piccole attività. A tutti questi temi, qui solo menzionati, è dedicato il IV capitolo di questo Documento.

Le Riforme Economiche e Sociali

Il Governo ha avviato un programma di riforme economiche e sociali, al fine di accrescere la competitività del Paese ed in piena coerenza con gli obiettivi fissati dall'Unione Europea a Lisbona. Alcune di queste riforme sono già operative, come la riforma del mercato del lavoro, la riforma del diritto societario, la riforma della scuola. La riforma della previdenza è stata approvata nel mese di luglio, dopo un lungo dibattito nel Paese e nel Parlamento. Innestata sulla riforma del 1995, essa affronta i due temi lasciati ancora irrisolti in quasi tutti i Paesi europei: il ritiro anticipato in connessione con i mutamenti demografici; la creazione di un secondo pilastro di previdenza che integri le pensioni pubbliche negli anni a venire e crei una classe di investitori istituzionali.

Altre riforme sono all'esame del Parlamento, e la loro definitiva approvazione è prevista entro l'anno. Si tratta, in particolare, delle riforme relative: al sistema degli

ammortizzatori sociali; alla tutela del risparmio; al settore energetico; al sistema ambientale; all'università e alla ricerca scientifica, così da accelerare la formazione del capitale umano.

Un terzo gruppo di riforme, che sarà proposto al Parlamento in tempi rapidi, riguarda la liberalizzazione e privatizzazione dei servizi, la riforma delle professioni.

Altri settori, come quello energetico, assicurativo e finanziario, necessitano di un'incisiva azione a favore della concorrenza al fine di ridurre prezzi e costi per le aziende e cittadini. Si tratta di politiche per la concorrenza di cui raramente si parla nei discorsi macroeconomici, essenziali invece per promuovere lo sviluppo, contrastare l'inflazione, difendere il potere d'acquisto. In particolare nel settore dell'energia il Governo, anche attraverso provvedimenti amministrativi indirizzati all'Autorità per l'energia elettrica e il gas, promuoverà la sicurezza e l'efficienza del sistema proseguendo la liberalizzazione e garantendo certezza del quadro regolatorio. Si favorirà la diversificazione delle fonti, lo sviluppo delle reti, e si razionalizzeranno i soggetti operanti in attività di pubblico interesse.

Per quanto riguarda la politica industriale è urgente definire un programma di intervento per lo sviluppo di settori innovativi, come la banda larga e il digitale terrestre. Altre azioni dovranno essere previste nei comparti più tradizionali, ma ad alto potenziale, come il turismo e l'agroalimentare. Queste misure dovranno essere coordinate in ben definiti "Programmi Paese" di natura strategica, come ad esempio: la difesa del suolo, le bonifiche dei siti inquinati, la qualità dell'aria, il Protocollo di Kyoto, la difesa dei prodotti italiani e la lotta alla contraffazione. Prezioso il coinvolgimento degli imprenditori italiani all'estero. Accanto a questi strumenti, il Governo intende potenziare, nel rispetto della normativa europea, gli interventi per il sostegno ed il rilancio di aziende e distretti operanti in settori strategici ed in aree a forte concentrazione industriale, che attraversano crisi di competitività imputabili a fattori esterni. La Presidenza del Consiglio coordinerà, gli interventi per le modalità di utilizzo del Fondo Rotativo ed il ruolo operativo che Sviluppo Italia S.p.A dovrà assumere nel sostegno alle imprese e nella riqualificazione e riconversione delle aree produttive dismesse su tutto il territorio nazionale.

Un contributo non secondario per una maggiore competitività delle imprese potrà arrivare dalla riforma della Legge fallimentare. Una riforma che il Governo conta di presentare in tempi brevi all'esame del Parlamento, dopo un coinvolgimento ed una condivisione dei principi con le parti interessate.

Il Governo valuterà poi l'eventuale rifinanziamento del Fondo Rotativo Nazionale per interventi nel capitale di rischio su tutte le aree di crisi del Paese.

Infine, risulterà ancora una volta cruciale il coinvolgimento delle Istituzioni locali nel processo di sviluppo. A tal fine, il Governo si impegna a confermare l'azione già avviata di progressiva semplificazione burocratica-amministrativa, anche facendo ricorso ad un recupero di efficienza attraverso programmi di *e-government.*

La Riforma Fiscale

Nessun grande Paese avanzato con una pressione fiscale sopra il 40 per cento registra tassi di crescita soddisfacenti. Una conferma che l'efficacia delle riforme deve essere sostenuta da una riduzione del carico fiscale. Per questo il Governo intende procedere ad una riforma fiscale che, nell'arco dei prossimi due anni, ridurrà IRE e IRAP. L'evidenza empirica, condotta su altre esperienze di tagli fiscali, dimostra che l'effetto positivo sulla crescita si manifesta solo se le riduzioni fiscali trovano copertura. Il Governo intende realizzare lungo queste linee una riforma fiscale distribuita su due anni, del valore di un punto di PIL.

Figura III.1 – Pressione Fiscale e Crescita Economica.
(1994 – 2003)


PIL
%
3.5
3.0
2.5
2.0
1.5
1.0
30
35
40
45
50
55
Pressione Fiscale
Stati Uniti
Spagna
Gran Bretagna
Francia
Italia
Germania

Per l'IRE è prevista l'attuazione del secondo modulo di riforma da varare nel 2005, in vista della definitiva attuazione entro la fine della legislatura. Gli obiettivi sono, da un lato incrementare il reddito disponibile e quindi i consumi, dall'altro

rilanciare l'attività economica, anche scoraggiando l'evasione fiscale attraverso aliquote più ragionevoli e ad un'azione amministrativa efficace.

Per quanto riguarda l'IRAP, gli interventi potranno essere selettivi e principalmente rivolti alle imprese più attive sul fronte dell'innovazione tecnologica, attraverso l'esclusione dalla base di calcolo dei costi sostenuti per il personale addetto alla ricerca e allo sviluppo; con premi di fiscalità di vantaggio da negoziare a livello europeo per aree e dimensioni.

La riforma fiscale prevede la riduzione del numero delle aliquote dell'imposta personale; l'introduzione di criteri di equità orizzontale che tengano conto del reddito e della situazione familiare; la tutela dei più deboli; la conferma della cosiddetta clausola di salvaguardia, con facoltà del contribuente di avvalersi del precedente regime fiscale, se più favorevole. La riforma introdurrà misure a sostegno delle giovani coppie, in particolare per l'acquisto della prima casa. Unitamente al perseguimento dell'azione di semplificazione degli adempimenti tributari, saranno, inoltre, previste misure per un più efficace contrasto all'evasione ed al sommerso. In questo contesto, vanno considerate le politiche strutturali sugli "avvisi comuni" tra le parti sociali e un rafforzamento dell'attività ispettiva.

Il Governo intende razionalizzare gradualmente anche il sistema degli incentivi alle imprese. Sarà costituito un Fondo Rotativo per il sostegno degli investimenti delle aziende e finalizzato alla concessione di finanziamenti agevolati, particolarmente rivolto ad innovazione e Mezzogiorno ed Aree Sottoutilizzate, con un'attiva partecipazione del settore bancario privato. La dimensione del Fondo garantirà un volume di investimenti pari almeno a quello degli anni precedenti, ma con un minore onere a carico del bilancio della Pubblica Amministrazione.

Nuovi incentivi saranno attivati, inoltre, per favorire la crescita delle piccole e medie imprese attraverso processi di concentrazione.

Una grande attenzione, centrata sulla trasparenza, sulla protezione delle minoranze e dei creditori, è fondamentale per la tutela dei risparmiatori, scossi nella fiducia da gravi scandali.

E' altresì cruciale, per la credibilità del Paese sui mercati internazionali, una politica di rinnovata attenzione agli investitori. Poco meno della metà del debito pubblico è detenuta da investitori all'estero. Le grandi imprese si rivolgono ai mercato internazionali dei capitali. Una politica attenta agli investitori nazionali ed internazionali implica adeguate tutele legali, protezione degli azionisti e dei creditori, e applicazione

certa delle regole. Essa richiede comportamenti e pratiche rigorosi, costruiti sulla sostenibilità del debito e la fiducia delle grandi piazze finanziarie.

Perseguire questi obiettivi è essenziale per assicurare credibilità all'azione di Governo, e competitività e sviluppo all'Italia.

III.2 Il Quadro Macroeconomico Programmatico 2005-2008

L'effetto delle politiche varate dal Governo si tradurrà nel corso dei prossimi anni in un innalzamento del tasso di sviluppo del Paese, nonostante l'aggiustamento strutturale dei conti pubblici.

La crescita del PIL, rispetto ad un profilo tendenziale dell'ordine del 2 per cento, raggiungerà il 2,3 per cento nel 2007-08. Il minor contributo dei consumi della Pubblica Amministrazione alla crescita sarà più che compensato dall'espansione degli investimenti e dei consumi delle famiglie, mentre il settore estero continuerà a sottrarre qualche decimo di punto allo sviluppo del reddito.

Tavola III.1 – Contributi alla Crescita del PIL.

	2005	2006	2007	2008
PIL	2,1	2,2	2,3	2,3
CONTRIBUTI ALLA CRESCITA				
DOMANDA FINALE	2,2	2,4	2,5	2,6
- investimenti	0,7	0,8	0,8	0,9
- investimenti costruzioni	0,2	0,0	0,2	0,0
- spesa delle famiglie	1,3	1,5	1,5	1,5
- spesa delle P.A. e I.S.P.	0,0	0,1	0,0	0,1
SCORTE	0,2	0,1	0,1	0,0
ESPORTAZIONI NETTE	-0,3	-0,3	-0,3	-0,3

I consumi delle famiglie sono attesi aumentare del 2,1 per cento nel 2005 e nel triennio seguente, mediamente, del 2,4 per cento. Le famiglie dovrebbero beneficiare di una più elevata crescita del reddito disponibile indotta dalla minore pressione fiscale e dal miglioramento del mercato del lavoro. Il ristabilirsi di un favorevole clima di fiducia, in assenza di tensioni inflazionistiche, si tradurrà in un progressivo aumento della propensione al consumo.

Le positive prospettive della domanda, le agevoli condizioni di finanziamento e le misure di sostegno agli investimenti adottate dal Governo, in particolare nel settore delle infrastrutture e nelle aree a ridotto sviluppo, daranno luogo ad una crescita media

della spesa in conto capitale nel periodo 2005-08 dell'ordine del 4 per cento, circa un punto percentuale al di sopra del profilo tendenziale. Gli investimenti in beni strumentali aumenteranno ad un tasso superiore al 5 per cento, quelli nelle costruzioni ad un tasso del 2,5 per cento.

Tavola III. 2– Conto Economico delle Risorse e degli Impieghi a Prezzi 19.

	2005	2006	2007	2008
PIL ai prezzi di mercato	2,1	2,2	2,3	2,3
Importazioni di beni e servizi	6,9	7,0	7,0	6,9
TOTALE RISORSE	3,1	3,3	3,4	3,4
Consumi finali nazionali	1,7	1,9	2,0	2,0
- spesa delle famiglie residenti	2,1	2,4	2,5	2,4
- spesa della P. A. e I.S.P	0,3	0,3	0,4	0,6
Investimenti fissi lordi	3,9	4,0	4,2	4,0
- macchinari, attrezzature e vari	5,0	5,2	5,5	5,0
- costruzioni	2,4	2,5	2,4	2,7
DOMANDA FINALE	2,1	2,4	2,5	2,4
Variazione delle scorte e oggetti di valore (*)	0,2	0,1	0,1	0,1
Esportazioni di beni e servizi	6,0	6,1	6,1	6,2
TOTALE IMPIEGHI	3,1	3,3	3,4	3,4

Le esportazioni, beneficiando del miglioramento di competitività del sistema-paese, cresceranno in misura leggermente più elevata rispetto al quadro tendenziale. Le importazioni, stimolate viceversa dalla maggiore domanda interna, mostreranno una dinamica più accentuata. Il deficit corrente della bilancia dei pagamenti resterà intorno all'1 per cento del PIL.

Dal lato dell'offerta, l'industria e i servizi privati contribuiranno positivamente alla crescita complessiva nell'arco previsivo, mentre i servizi pubblici, a riflesso delle politiche di contenimento della spesa, registreranno una sostanziale stazionarietà.

L'occupazione aumenterà di circa l'1 per cento all'anno nel quadriennio, trainata dai servizi privati e dalle costruzioni. Di converso, il tasso di disoccupazione scenderà progressivamente, collocandosi a fine periodo al 7 per cento, 1,3 punti al di sotto del tasso previsto nello scenario tendenziale. Il tasso di occupazione salirà nel 2008 verso il 60 per cento, vicino all'obiettivo stabilito per l'Italia (61,3 per cento entro il 2010).

In un quadro di moderazione dei prezzi internazionali, i salari cresceranno coerentemente con l'aumento della produttività. Le pressioni inflazionistiche, pur in un contesto di maggiore crescita della domanda, rimarranno contenute. Tenendo conto delle dinamiche dei prezzi all'importazione e delle politiche attive del Governo su prezzi e tariffe, e prendendo come base di riferimento l'indice ISTAT dei prezzi al

consumo per famiglie, operai ed impiegati, il tasso programmato d'inflazione viene indicato all'1,6 per cento per il 2005, all'1,5 per cento per il 2006, all'1,4 per cento per gli anni successivi.

Tavola III.3 Quadro Programmatico: Indicatori Macroeconomici di Medio Termine.

(Variazioni percentuali)

	2005	2006	2007	2008
PIL reale	2,1	2,2	2,3	2,3
Deflatore consumi	2,3	2,1	2,0	2,0
Deflatore PIL	2,3	2,2	2,1	2,1
PIL nominale	4,4	4,5	4,4	4,4
Inflazione programmata	1,6	1,5	1,4	1,4
Costo lavoro	2,6	2,4	2,5	2,6
Produttività (mis. su PIL)	1,2	1,2	1,4	1,3
CLUP (misurato su PIL)	1,4	1,2	1,1	1,3
Occupazione (ULA)	0,9	1,0	0,9	1,0
Tasso di disoccupazione	8,2	7,6	7,3	7,0
Tasso di occupazione (15-64 anni)	57,5	58,5	59,1	59,7
Deflatore importazioni	1,7	1,5	1,5	1,5
Commercio internazionale (1)	10,2	8,0	8,0	8,5
Prezzo del petrolio	32,0	30,0	28,5	28,5
Saldo corrente Bil. Pag.	-1,2	-1,1	-1,2	-1,2

(*) contributi alla crescita
(1)serie OCSE – valori cif

III.3 Il Quadro di Finanza Pubblica 2005-2008

Il quadro programmatico di finanza pubblica per gli anni 2005-2008 è stato costruito assumendo come base un anno, il 2004, condizionato dalla debolezza del ciclo economico. Tale debolezza si è riflessa in uno scostamento dell'indebitamento netto delle Amministrazioni Pubbliche, rispetto all'obiettivo fissato per quell'anno, di oltre 1 punto percentuale, come già rilevato nell'Aggiornamento della Relazione Previsionale e Programmatica.

Gli obiettivi finanziari per il quadriennio vengono ricollocati tenendo conto delle nuove ipotesi di crescita economica e degli impegni assunti in sede europea.

La strategia del Governo si basa sulla volontà di coniugare il rigore nella gestione della finanza pubblica con l'esigenza di liberare risorse finanziarie per l'attuazione del programma di riduzione della pressione fiscale entro la fine della legislatura. L'azione di rilancio si sviluppa secondo un iter che passa prioritariamente attraverso il controllo dei conti pubblici, la riduzione del debito ed infine la diminuzione della pressione fiscale.

Nel quadriennio 2005-2008 l'indebitamento netto viene pertanto fissato su valori compatibili con la volontà di non deprimere le prospettive di ripresa dell'economia. In particolare per l'anno 2005, l'obiettivo dell'indebitamento è fissato al 2,7 per cento del PIL, con un miglioramento rispetto al tendenziale di circa 1,7 per cento.

La manovra finanziaria per il 2005 viene quantificata in un importo complessivo netto di circa 24 miliardi di euro. In linea con il previsto processo di sostituzione degli interventi transitori con quelli a carattere permanente, la manovra comprenderà misure strutturali per circa 17 miliardi di euro e misure *una tantum* per circa 7 miliardi di euro.

Per gli anni successivi l'indebitamento segue un profilo progressivamente decrescente con una riduzione di mezzo punto percentuale all'anno fino a raggiungere l'1,2 per cento nel 2008.

L'avanzo primario è previsto crescere progressivamente e riportarsi su valori compatibili con l'obiettivo del risanamento finanziario, collocandosi al 4,8 per cento nel 2008.

Tavola III.4- Quadro Programmatico della Pubblica Amministrazione.
(In percentuale del PIL)

	2004	2005	2006	2007	2008
Avanzo primario (*)	2,4	2,6	3,3	4,0	4,8
Interessi	5,3	5,3	5,5	5,7	6,0
Indebitamento netto (*)	-2,9	-2,7	-2,2	-1,7	-1,2
Indebitamento strutturale	-2,3	-2,2	-1,9	-1,5	-1,1
Indebitamento strutturale al netto una tantum	-3,1	-2,7	-1,9	-1,5	-1,1
Fabbisogno settore statale	-4,6	-4,2	-3,9	-3,1	-3,2
Debito/PIL	106,0	104,1	101,9	99,3	98,1
PIL (miliardi di euro)	1.350	1.409	1.472	1.537	1.605

(*) I saldi del 2004 scontano l'impatto per 2.000 milioni di euro di misure amministrative da adottare.

Nel periodo 2004 – 2008, in assenza di interventi correttivi il rapporto tra debito e prodotto interno lordo passerebbe dal 106,2 per cento di fine 2003 ad oltre il 114 per cento del 2008.

Grazie alla manovra di aggiustamento e sviluppo che si intende attuare con la Legge Finanziaria, con un eventuale provvedimento collegato e con le operazioni di privatizzazione, cessione di crediti e di immobili ed altri attivi per un ammontare complessivo di circa 100 miliardi di euro nel quadriennio 2005-2008, il rapporto debito/PIL è previsto scendere al di sotto del 100 per cento nel 2007.

Al fine di disporre di uno strumento di pianificazione strategica e di governo del processo di dismissioni, si è proceduto ad elaborare il "Conto patrimoniale del settore pubblico". Il "Conto" consente la gestione congiunta di attivi e passivi del settore pubblico sulla base di alcuni principi generali che includono il:

- criterio finanziario, ovvero aumentare l'efficienza e la redditività dell'attivo dello Stato al fine di ottenere rendimenti superiori al costo del debito.
- criterio della sostenibilità, ovvero massimizzare la funzione di utilità collettiva intertemporale, con il vincolo che essa sia non decrescente per ogni generazione futura. In altre parole, la politica di dismissione ai privati è una politica ottimale di redistribuzione della ricchezza collettiva solo se comporta una valorizzazione dell'attivo attraverso una gestione più efficiente dei beni, una liberalizzazione dei settori privatizzati e se il frutto della cessione viene reinvestito a beneficio delle generazioni future.
- criterio di equità, ovvero gestire le attività nel rispetto del criterio di massimizzazione dell'utilità dei più svantaggiati.
- criterio di attenzione alle attività strategiche.

Dalle analisi condotte finora, emerge che il settore pubblico possiede un attivo patrimoniale pari al 137 per cento del PIL. E' possibile un'efficiente gestione degli attivi patrimoniali che:

- ne incrementi la redditività, riducendo il fabbisogno dello Stato;
- individui le attività la cui dismissione possa essere utilizzata direttamente a riduzione del debito.

Complessivamente si stima che, nel medio periodo, circa il 40% dell'attivo patrimoniale possa giudicarsi potenzialmente disponibile.

La strategia di gestione del debito è, inoltre, orientata a conseguire una combinazione ottimale tra costo d'indebitamento e rischio anche attraverso l'innovazione negli strumenti e delle tecniche di collocamento.

In un contesto come quello attuale europeo, ove la competizione tra emittenti sovrani è aumentata a seguito dell'adozione della moneta unica, l'utilizzo di diversi metodi di collocamento, quali aste e sindacato, risulta indispensabile al fine di meglio intercettare le richieste di un mercato finanziario in rapida evoluzione.

La conoscenza delle preferenze degli investitori e delle loro strategie di investimento consentirà di proseguire nel processo di diversificazione degli strumenti offerti. Un portafoglio ampio di prodotti consente di meglio gestire le mutevoli condizioni economiche, minimizzando il costo del debito e fronteggiando diversi tipi di rischio, opportunità questa che risulta estremamente rilevante per il soddisfacimento dei vincoli imposti dal Patto di Stabilità e Crescita.

Per quanto riguarda il bilancio programmatico di competenza dello Stato, verrà presentato con indicazione di tutte le componenti di entrata e di spesa ed eventuali aggiornamenti non appena verrà definita la tipologia degli interventi da attuare. Sulla base di questi, infatti, si procederà alla quantificazione degli effetti della manovra di finanza pubblica 2005 sul bilancio dello Stato.

Per l'anno 2005 il livello del saldo netto da finanziare, al netto delle regolazioni contabili e debitorie sarà, pertanto, non superiore a 51,5 miliardi di euro per l'anno 2005, a 47 miliardi per l'anno 2006 e a 43 miliardi per l'anno 2007.

IV – LA POLITICA PER LA COMPETITIVITA' DEL MEZZOGIORNO E DELLE AREE SOTTOUTILIZZATE DEL CENTRO NORD

L'aumento della competitività del Mezzogiorno e la riduzione del suo divario di sviluppo e di occupazione con l'Europa costituiscono requisito primario per il recupero di competitività del Paese. A questo obiettivo, e a quello di accrescere lo sviluppo delle aree sottoutilizzate del Centro Nord, è rivolta l'azione del Governo.

Il miglioramento della dotazione infrastrutturale materiale e immateriale, accompagnato da incentivi efficaci e, ove possibile, transitori è lo strumento principale di questa azione.

L'attuazione delle regole preposte all'assegnazione delle risorse e al loro utilizzo, e nuove azioni per accrescere la capacità delle amministrazioni, garantiranno un miglioramento nella qualità ed efficacia della spesa. Per consolidare ed estendere i risultati già raggiunti, il Governo continua ad assicurare finanziamenti in conto capitale, garantendo l'addizionalità dei fondi trasferiti dall'Unione Europea.

IV.1 Le Tendenze Economiche Territoriali

IV.1.1 Il 2004 e il Quadro Tendenziale 2005-2008

Nella recente, difficile fase congiunturale, il Mezzogiorno è cresciuto più del resto del Paese, seppure frenato dal difetto relativo di infrastrutture e servizi.

Nel biennio 2002-2003, il differenziale di crescita del PIL a favore del Sud è stato pari a 4 decimi di punto.

Anche i dati ISTAT sul censimento delle imprese confermano le positive trasformazioni in corso nell'economia del Mezzogiorno. A fronte di un decremento del numero di unità locali nel Centro-Nord pari allo 0,3 per cento medio annuo, al Sud si è registrato un incremento dello 0,8 per cento.

Il peso del settore manifatturiero meridionale, misurato dal numero di unità locali rispetto al totale nazionale, è cresciuto nel decennio dal 21,7 al 23,5 per cento. Il rafforzamento dell'industria risulta interamente concentrato nella fascia delle piccole e medie unità produttive, mentre la chiusura di molti grandi impianti si manifesta in un calo cumulato del 2,6 per cento nel numero di unità di maggiore dimensione.

Nel resto del sistema produttivo, si rafforza la media dimensione nell'agricoltura del Sud e cresce il numero di unità locali per le grandi unità commerciali del Sud.

Tavola IV.1- Unità Locali per Settore e Dimensione d'Impresa: Centro Nord e Mezzogiorno.

Variazioni Percentuali Medie Annue 2001 su 19.


Centro Nord
44,6
15,0
9,0
3,0
-3,0
0,5
1,2
-0,2
4,7
Agricoltura e pesca
Industria
Commercio
Altri servizi
piccola impresa (1-49)
media impresa (50-249)
grande impresa (250 e oltre)
Mezzogiorno
28,7
15,0
9,0
3,0
-3,0
0,8
2,1
-0,4
3,7
Agricoltura e pesca
Industria
Commercio
Altri servizi
piccola impresa (1-49)
media impresa (50-249)
grande impresa (250 e oltre)

Nota: I valori in grassetto nei grafici sono le variazioni percentuali medie annue (2001-1991) per il totale delle imprese; per una lettura migliore del grafico è stato necessario troncare l'asse delle ordinate quindi i valori esterni alla scala rappresentata sono stati indicati sulla barra corrispondente. Il settore dell'industria comprende l'industria in senso stretto e le costruzioni.

Fonte: elaborazioni su dati Istat, Censimento 2001

Anche per il 2004, in un contesto di ripresa ciclica, è prevedibile per il Mezzogiorno un incremento della crescita.

Nei primi mesi dell'anno, la creazione di nuove imprese, l'andamento dell'occupazione, la dinamica dei flussi turistici indicano segnali di sviluppo dei servizi, mentre in ripresa, più che nel resto del paese, risultano le esportazioni al netto dei prodotti petroliferi.

Se tali tendenze si consolideranno, si potrà determinare, pure in presenza di un contenimento dell'azione di investimento pubblico per effetto delle misure correttive di finanza pubblica, un tasso di crescita del PIL meridionale intorno all'1 per cento.

Per il periodo 2005-2008, le previsioni tendenziali, ferma restando la spesa comunitaria, prevedono uno scenario che limita quella in conto capitale. Per le risorse aggiuntive nazionali del Fondo per le Aree Sottoutilizzate si ipotizza la sola attuazione degli stanziamenti già deliberati; per le risorse ordinarie, l'attuazione dei provvedimenti esistenti. Non si assumono ulteriori interventi idonei a raggiungere l'impegno assunto con l'Unione europea di destinare al Sud il 30 per cento della spesa in conto capitale totale.

In assenza di ulteriori interventi volti a rafforzare le capacità delle Amministrazioni attuatrici e la qualità della spesa, il tasso di incremento del PIL meridionale resterebbe fino al 2008 decisamente inferiore a quello europeo.

IV.1.2 Gli Obiettivi Programmatici

L'azione programmatica del Governo per lo sviluppo regionale è volta al rafforzamento della produttività e della competitività del Mezzogiorno e delle aree sottoutilizzate del Centro Nord. Per il Mezzogiorno, dove è massimo il grado di sottoutilizzazione del potenziale produttivo, due sono gli obiettivi programmatici fissati:

- una crescita al di sopra di quella media europea nella seconda metà del decennio;
- un aumento del tasso di attività verso il 60 per cento a fine decennio.

Al raggiungimento di tali risultati concorrono in entrambe le aree del Paese strumenti innovativi. Nel Mezzogiorno la strategia in atto mira al miglioramento dei servizi collettivi offerti - idrici, elettrici, di trasporto, ambientali, urbani e logistici, di ricerca e formativi, di accessibilità del patrimonio culturale e paesistico, servizi per la sanità, ecc.- e ad una maggiore efficacia degli incentivi. Tale politica di sviluppo regionale è stata definita nell'ambito degli impegni assunti con l'Unione Europea attraverso il QCS, Quadro Comunitario di Sostegno 2000-2006. I suoi positivi risultati spiegano anche l'accresciuta capacità contrattuale dell'Italia nel negoziato in

corso per i fondi comunitari 2007-2013 da assegnare al Mezzogiorno e al Centro-Nord.

Gli impegni europei prevedono il pieno utilizzo e il miglioramento di qualità nella spesa dei fondi comunitari, e il conseguimento del requisito di addizionalità di tali fondi, attraverso le risorse nazionali ordinarie e quelle del Fondo per le Aree Sottoutilizzate.

Coerentemente con lo scenario programmatico di finanza pubblica e con gli impegni in merito al sopraddetto Fondo assunti con l'Unione Europea, nell'ambito della revisione di metà periodo dei fondi comunitari, la spesa in conto capitale nel Mezzogiorno, con una crescita media annua del 9,1 per cento, raggiungerebbe nel periodo 2004-2008 il 7,0 per cento del PIL, contro il 6,4 per cento del periodo 2000-2003. A fine periodo si raggiungerebbe il valore obiettivo, concordato in sede europea, per la quota totale di spesa in conto capitale nel Mezzogiorno.

Tavola IV. 2 – Spesa in Conto Capitale nel Mezzogiorno: Impegni Programmatici 2004-2008.

(Variazioni percentuali)

Risorse	**Spesa in conto capitaleP IL** (media 2004-2008)
Ordinarie	3,1
Aggiuntive	3,9
comunitarie 1	1,8
nazionali 2	2,1
Totale	7,0

[1] Includono (al lordo del cofinanziamento nazionale) il Quadro Comunitario di Sostegno 2000-2006 e la spesa per gli Obiettivi 2 e 3.
[2] Spese del Fondo per le aree sottoutilizzate.
Fonte: elaborazioni MEF-Dipartimento per le politiche di sviluppo

Agli obiettivi programmatici relativi alle quantità di spesa in conto capitale, si accompagnano quelli, altrettanto importanti, relativi al miglioramento della sua qualità. Essa continuerà a essere perseguita in tre modi: riequilibrio delle assegnazioni finanziarie dagli incentivi a favore delle infrastrutture materiali e immateriali; completamento della riforma degli incentivi; rafforzamento della

capacità delle amministrazioni attraverso nuovi strumenti premiali e sanzionatori e più intense azioni di sistema a supporto dei punti di criticità.

L'insieme di queste azioni potrà consentire al PIL del Mezzogiorno di superare stabilmente, la crescita media europea a partire dal 2007.

Figura IV. 1– Mezzogiorno: Quota Programmatica della Spesa in Conto Capitale della Pubblica Amministrazione e Crescita del PIL.

(Valori percentuali)


Quote della spesa
Tassi di crescita
45
43
41
39
37
35
33
31
29
4,0
3,5
3,0
2,5
2,0
1,5
1,0
0,5
0,0
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Quota obiettivo spese ordinarie 30%
Quota Mezzogiorno (scala sinistra): valori effettivi(2)
Quota Mezzogiorno (scala sinistra): preconsuntivi e valori programmatici
tasso di crescita Pil (scala destra): valori effettivi Istat
tasso di crescita Pil (scala destra): preconsuntivi e valori programmatici(3)
tasso di crescita Pil UE15(4)
30% quota spese ordinarie

[1] *Flussi di erogazioni.*
[2] *Stime sulla base della banca dati Conti Pubblici Territoriali.*
[3] *Valori programmatici DPEF 2004-2008.*
[4] *Fino al 2006 dati e stime Commissione Europea, 2007-2008 stima DPS.*
Fonte: elaborazioni MEF-Dipartimento per le politiche di sviluppo.

IV.2 Gli Strumenti

Gli obiettivi di sviluppo territoriale vengono perseguiti attraverso un'azione coordinata delle politiche regionali, nazionale e comunitaria. Esse mirano, in primo luogo, a promuovere e realizzare progetti di infrastrutture nazionali e regionali. Perseguono, poi, un miglioramento nella capacità delle amministrazioni e una

maggiore efficacia degli incentivi per lo sviluppo locale e l'attrazione degli investimenti.

IV.2.1 La Politica Regionale Comunitaria e Nazionale

L'Italia è uno dei paesi che ha realizzato più progressi verso gli obiettivi fissati nel Consiglio Europeo di Stoccolma del 2001, che prevedono una progressiva riduzione, da parte di ogni Stato membro dell'UE, dell'ammontare complessivo di aiuti in rapporto al PIL. Gli aiuti concessi dal nostro Paese conteggiati a fini comunitari sono infatti passati dall'1,4 per cento del PIL nel 1992 allo 0,4 per cento del PIL nel 2002.

Nel periodo 2000-2002, rispetto al precedente biennio, l'Italia risulta uno dei paesi in cui è stato ridotto maggiormente l'ammontare degli aiuti pro-capite, diminuiti di oltre 19 punti percentuali. Riduzioni più elevate si registrano solo in Finlandia, Irlanda e Portogallo, paesi nei quali, tuttavia, l'importo totale degli aiuti è nettamente inferiore a quello dell'Italia.

Figura IV.2- Aiuti di Stato in Italia e nei Maggiori Paesi Europei.

Incidenza percentuale sul PIL.


1,60
1,40
1,20
1,00
0,80
0,60
0,40
0,20
0,00
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

Valori pro capite:variazioni percentuali 2000-2002 rispetto al periodo 1998-2000.


5,00
0,00
-15,00
-20,00
I F D E UK EU

1 In rapporto alla popolazione.
Fonte: elaborazioni su dati della DG concorrenza – State Aid Scoreboard.

In questo scenario, si è andato realizzando un radicale riorientamento delle politiche comunitaria e nazionale, in attuazione del Trattato comunitario (artt. 158 e 159) e della Costituzione (artt. 159 comma 5).

La politica Regionale Comunitaria

Il Quadro Comunitario di Sostegno 2000-2006 per le aree obiettivo 1, giunto a metà del suo percorso, è elemento portante della politica di sviluppo per il Mezzogiorno. Per il Centro-Nord, le politiche comunitarie si realizzano prevalentemente attraverso gli strumenti dei Documenti di Programmazione per l'obiettivo 2, e dei programmi operativi per l'obiettivo 3: complessivamente, al Centro Nord è destinato nel 2000-2006 circa un quarto delle risorse comunitarie.

Nell'ambito dei singoli Programmi operativi del Mezzogiorno, l'attività di valutazione realizzata in occasione della revisione intermedia del QCS ha consentito di individuare, per ogni singolo Programma, criticità e potenzialità. Alla conferma delle strategie del QCS e di parte significativa dei Programmi operativi, si sono accompagnate iniziative per un ulteriore rafforzamento delle capacità istituzionali delle Amministrazioni, anche con il ricorso a nuove forme di premialità; per un più incisivo collegamento con la politica regionale nazionale; per un riorientamento dei criteri di selezione a rafforzamento degli obiettivi.

Il pieno conseguimento di questi obiettivi e di risultati positivi nelle regioni del Centro-Nord sono anche importanti condizioni per dare forza alla posizione italiana nel negoziato sulle prospettive finanziarie e sulla riforma della politica di coesione 2007-2013, sia per le aree in ritardo di sviluppo, sia per le altre aree del Paese.

L'attività svolta dal Governo, d'intesa con le Regioni e le parti economiche e sociali, durante il semestre di Presidenza italiana del Consiglio europeo ha permesso all'Italia di trovare ampie convergenze con molti *partner* europei su alcuni principi fondamentali ai quali ancorare la politica di coesione comunitaria per il periodo 2007-2013. Larga parte di questi principi è stata recepita nel III Rapporto sulla coesione economica e sociale che la Commissione europea ha presentato a febbraio 2004, e nelle Prospettive finanziarie 2007-2013 predisposte dalla Commissione stessa. Il raggiungimento di nuovi positivi risultati nell'attuazione del programma 2000-2006 aiuterà l'Italia a raggiungere gli obiettivi finali del negoziato.

La politica Regionale Nazionale

Con le due ultime Leggi finanziarie sono state poste le condizioni e le regole per il rafforzamento della politica regionale nazionale e per la sua integrazione con quella comunitaria. In particolare, la Finanziaria per il 2003 ha unificato tutte le risorse aggiuntive nazionali per le politiche regionali in due Fondi intercomunicanti per le aree sottoutilizzate attivi, per l'85 per cento nel Mezzogiorno, presso il Ministero dell'Economia e delle Finanze e presso il Ministero delle Attività Produttive. I due Fondi, per la comune ispirazione e per la gestione unitaria che li caratterizza, possono considerarsi alla stregua di un unico Fondo per le aree sottoutilizzate. Esso è stato reso più incisivo con le disposizioni contenute nella Finanziaria per il 2004 di intervento a garanzia dell'accelerazione della spesa in conto capitale, concentrandola in larga misura su infrastrutture di rete di forte rilievo strategico. A tutti questi indirizzi si dovrà continuare a dare concreta attuazione.

IV.2.2 Le Infrastrutture: Progetti Strategici Nazionali e Progetti Regionali

La politica regionale, comunitaria e nazionale ha attivato due distinti insiemi di interventi dalla cui crescente integrazione dipende il conseguimento degli obiettivi fissati: progetti strategici nazionali e progetti regionali di sviluppo.

Nel loro insieme, gli interventi già finanziati sono coperti per il 57 per cento da risorse ordinarie, statali e regionali per il 29 per cento da risorse aggiuntive e per il rimanente 14 per cento da risorse private.

Il ricorso a meccanismi di premialità e di sanzione ha consentito nel 2003 una forte accelerazione nella programmazione di questi interventi. Altri meccanismi già introdotti consentiranno entro la fine del 2004 di accelerare gli impegni delle risorse e di recuperare automaticamente e riallocare le risorse non impegnate. Ulteriori meccanismi già operanti relativi alla spesa e una verifica dello stato di attuazione, avviata per il Mezzogiorno in connessione con gli impegni assunti per la riprogrammazione del QCS 2000-2006, consentiranno nel periodo 2004-2008 di rendere effettivi gli obiettivi di spesa, come richiesto anche dal requisito di addizionalità del QCS.

Alla realizzazione, anche in funzione anticiclica, di infrastrutture strategiche è stata prevista la selezione di un gruppo di opere del Programma infrastrutture strategiche della Legge obiettivo.

La selezione, istruita dalle strutture tecniche del Ministeri dell'Economia e Finanze e delle Infrastrutture, riguarda gli interventi suscettibili di registrare un reale avanzamento e una capacità di spesa significativa nel biennio 2004-2005. In base a tale ricognizione sono risultati eleggibili al finanziamento 27 interventi. In relazione alla dimensione finanziaria degli interventi eleggibili rispetto alle disponibilità, è stata stilata una graduatoria degli interventi sulla base di un indicatore composito di accelerazione, che consente una tempestiva assegnazione dei finanziamenti e la controllabilità dei risultati.

IV.2.3 Rafforzare ancora la Capacità delle Amministrazioni Pubbliche

Condizione indispensabile per il conseguimento degli obiettivi programmatici di sviluppo del Mezzogiorno e delle aree sottoutilizzate del Centro-Nord è l'ulteriore rafforzamento della capacità delle pubbliche amministrazioni impegnate nella realizzazione della spesa in conto capitale. Tre sono i profili su cui si concentrerà l'intervento.

Il primo riguarda la riprogrammazione del QCS e riguarda lo sviluppo di nuovi meccanismi premiali: un sistema di informazione sul consolidamento degli obiettivi della premialità, trasparente e accessibile alle parti economiche e sociali e al pubblico; una riserva centrale per il consolidamento dell'efficienza e dell'efficacia amministrativa nella gestione dei programmi; una riserva regionale attraverso la quale le singole Regioni, nel Mezzogiorno e nel Centro-Nord, potranno incentivare le Autonomie locali e altri soggetti territoriali a predisporre progetti "di qualità" ovvero a svolgere con tempestività le proprie funzioni.

Il secondo profilo attiene al Programma di Diffusione delle Conoscenze, volto a progettare e mettere in opera servizi di sistema che migliorino la capacità della rete di amministrazioni impegnate nell'attuazione di politiche di sviluppo. Il Programma mira fra l'altro a rafforzare la capacità negoziale delle amministrazioni nazionali nel disegno del futuro delle politiche di coesione; a sviluppare reti di strutture tecniche

specialistiche nelle amministrazioni pubbliche; a realizzare sistemi informativi avanzati e nuove statistiche.

Il terzo profilo concerne il rafforzamento delle procedure di valutazione per assicurare qualità e coerenza strategica all'intero processo dell'investimento pubblico. Esso attua una diffusione sistematica delle procedure di valutazione, e intende sottoporre una parte crescente degli interventi all'analisi valutativa come strumento di indirizzo delle decisioni. Un forte contributo potrà venire dall'accelerazione dei progressi nell'attuazione del sistema del Codice Unico di Progetto, CUP, relativo agli investimenti pubblici.

IV.2.4 Incentivi e Credito

In linea con le indicazioni contenute nei precedenti Documenti di Programmazione Economico e Finanziaria, i principali strumenti di incentivazione vengono sottoposti a un'intensa attività di revisione, volta ad incrementarne efficienza ed efficacia, anche con l'uso di apposito Fondo Rotativo.

Una parte rilevante del sistema degli incentivi è stata sottoposta a riforma nel biennio 2002-2003, grazie a un'azione concertata fra il Ministero delle Attività Produttive, il Ministero dell'Economia e delle Finanze e le Regioni.

In particolare, il Fondo per le aree sottoutilizzate finanzia un gruppo limitato di incentivi che, nel 2002, ha complessivamente erogato alle imprese circa 4 miliardi di euro destinati per l'80 per cento al Mezzogiorno. Tale valore si raffronta a quello di un gruppo di altri incentivi settoriali o orizzontali che, sempre nello stesso anno, ha erogato alle imprese 3,5 miliardi di euro, destinati per il 20 per cento al Mezzogiorno.

Le modifiche realizzate per il credito d'imposta per gli investimenti e per l'occupazione, nonostante le difficoltà iniziali, hanno consentito di dare certezza finanziaria agli strumenti e ne hanno assicurato la controllabilità. La specifica campagna di controlli e verifiche attivata dall'Agenzia delle Entrate ha reso possibile l'immediato recupero di agevolazioni spontaneamente restituite dagli interessati.

Gli strumenti per l'auto-imprenditorialità e l'auto-impiego e del *franchising* gestiti da Sviluppo Italia sono stati riattivati su basi di maggior efficienza e

verificabilità: una parte dell'intervento in conto capitale è stata trasformata in credito agevolato. È in corso sempre da parte di Sviluppo Italia la costruzione di un sistema innovativo per l'Italia di attrazione degli investimenti: le esperienze pilota nel frattempo avviate stanno fornendo indicazioni assai rilevanti. Per i patti territoriali, sulla base di una analisi valutativa del loro impatto, si è proceduto a introdurre vincoli minimi di efficienza, il mancato rispetto dei quali comporta l'automatico de-finanziamento. Su tali basi, si è proceduto ad avviare la loro regionalizzazione. E' ora urgente che le Regioni realizzino un processo di integrazione, nei loro territori, fra le diverse esperienze di sviluppo locale realizzatesi in questi anni e fra queste e le proprie azioni di rete nei campi dei trasporti, del turismo e della promozione industriale.

La revisione normativa della legge 488/92 rappresenta il nuovo passo da compiere. La nuova disciplina dovrà prevedere una maggiore responsabilità sia delle imprese, sia degli istituti di credito coinvolti nelle procedure agevolative. Il contributo pubblico in conto capitale a fondo perduto verrà sostituito gradualmente, anche attraverso il ricorso ad un Fondo Rotativo, con un finanziamento con capitale di credito non inferiore al primo, composto per pari importo da un finanziamento pubblico, da restituirsi a un tasso di interesse agevolato, e da un finanziamento bancario ordinario a tassi di mercato, erogato dallo stesso soggetto che valuta le iniziative agevolabili.

Gli incentivi hanno a lungo compensato un mercato del credito carente, ma così facendo ne hanno spesso scoraggiato lo sviluppo. Le misure di sostegno alle imprese devono, invece, attraverso le riforme realizzate e in corso, risultare propedeutiche a un rafforzamento del ruolo delle banche a sostegno dello sviluppo territoriale. I dati mostrano infatti che tale ruolo è ancora inadeguato.

Figura IV. 3 -ImpieghiPIL per le Società Non Finanziarie e le Famiglie Produttrici.


60
50
40
30
20
10
0
25,4
27,7
28,5
1998
1999
2000
2001
2002
2003
Mezzogiorno
Centro-Nord
differenziale Nord-Sud

Fonte: elaborazioni su dati Banca d'Italia.

L'intervento pubblico, a partire dalla riforma della legge 488/92, deve promuovere l'impegno degli istituti di credito nel finanziamento dello sviluppo. Occorre quindi puntare su misure che favoriscano l'aggregazione, la capitalizzazione, l'organizzazione e la promozione del ruolo dei consorzi fidi anche per gli investimenti più rischiosi come quelli innovativi; il riequilibrio della struttura finanziaria delle imprese; il ricorso alla finanza innovativa, a partire dal *Venture Capital*, soprattutto nei settori *high-tech* e a supporto dei processi di innovazione.

L'insieme di questi interventi di riforma del sistema di incentivi rappresenta la premessa che consentirà di passare a una piena realizzazione dell'azione di revisione incentrata su valutazioni di efficacia economico-sociale. Si potranno, in altri termini, iniziare a graduare le assegnazioni finanziarie non solo sulla capacità di assorbimento delle risorse, ma soprattutto sulla capacità degli strumenti di produrre effetti permanenti sullo sviluppo e sull'attrattività dei territori. A tale scopo, secondo gli indirizzi del CIPE, si sta dando luogo ad analisi valutative di efficacia degli strumenti, particolare attenzione, di concerto con le parti economiche e sociali, verrà posta al *bonus* occupazione, i cui risultati sono stati inferiori alle aspettative.

Questa seconda e più matura fase di governo degli incentivi dovrà tenere conto, e ove possibile, influenzare, l'elaborazione di nuovi orientamenti a livello europeo. Non si può evitare di guardare con preoccupazione a un utilizzo incondizionato degli incentivi in Europa quale strumento volto ad attrarre investimenti, con il rischio di una competizione distruttiva, a somma zero, fra paesi e regioni. In coerenza con l'azione negoziale in corso per la politica di coesione, il governo si adopererà per

contenere tali rischi e per evitare che l'Italia si trovi in condizioni di difficoltà comparata.

L'indirizzo in tema di aiuti regionali preannunciato dalla Commissione europea va nella giusta direzione, ma richiede ancora importanti affinamenti:

- è appropriata, ma non appare ancora calibrata, la riduzione degli aiuti regionali per le grandi imprese; deve, in particolare, chiudersi il differenziale fra aree arretrate per reddito pro capite, per evitare fenomeni impropri di competizione;
- è inopportuno il passaggio da equivalente sovvenzione netto (ESN) a equivalente sovvenzione lordo (ESL), che distorce gli aiuti in relazione al regime fiscale;
- occorrono previsioni ad hoc per le aree insulari e per quelle confinanti con nuovi stati membri;
- deve rafforzarsi l'orientamento a favore di investimenti privati che si integrino con interventi "tematici" per la ricerca, l'innovazione, la protezione dell'ambiente e la formazione.

Con riguardo a questo ultimo profilo, dovrà essere potenziato lo sforzo in atto per aumentare la selettività degli incentivi in favore della ricerca e dell'innovazione attraverso l'introduzione di criteri di selezione che premino l'innovatività attesa dell'investimento. Dovrà essere rafforzata la tutela della proprietà intellettuale per incentivare l'investimento in R&S. E' dalla maggiore apertura alla concorrenza internazionale, unita a più elevati investimenti in ricerca ed innovazione, che ci si aspetta un forte stimolo al sistema produttivo italiano perché raggiunga o non abbandoni la frontiera della competitività internazionale.

In definitiva, gli incentivi dovranno progressivamente trasformarsi da meri aiuti compensativi di carenze strutturali e amministrative a reali strumenti di crescita della competitività delle nostre imprese e quindi del Paese.